Third Quarter results • 2013

Report to Shareholders

Third quarter financial measures:

Earnings per share (diluted) $1.37	Net income $1,768 million	Return on equity 17.0%	Productivity ratio 53.3%	Quarterly dividend 62 cents per common share

Scotiabank reports third quarter net income of $1.8 billion and an increase of its quarterly dividend

Year-to-date performance versus key 2013 financial and operational objectives was as follows:

TARGET #1  Earn a return on equity (ROE)(1) of 15 to 18%. For the nine months Scotiabank earned an ROE of 16.6%.

TARGET #2  Generate growth in earnings per common share (diluted) of 5 to 10%(2). Our year-to-date growth in earnings per share was 12%(2)(3).

TARGET #3  Maintain a productivity ratio(1) of less than 56%. Scotiabank’s ratio was 53.4% for the nine months.

TARGET #4  Maintain strong capital ratios. Scotiabank’s capital ratios remains strong by both Canadian and international standards.

(1)  Refer to page 5 for a discussion of non-GAAP measures.

(2)  Excluding $708 million or 61 cents per share relating to real estate gains in 2012 of which $614 million or 53 cents related to the third quarter and the balance was related to the first quarter.

(3)  Adjusting for Q3/13 non-recurring items in International Banking, the growth would have been 10%.

Toronto, August 27, 2013 – Scotiabank reported third quarter net income of $1,768 million compared with net income of $2,051 million in the same period last year or $1,437 million excluding the gain of $614 million from the sale of the Scotia Plaza property in Toronto last year.

Diluted earnings per share were $1.37, compared to $1.69 in the same period a year ago. This quarter had a net benefit of 7 cents per share related to non-recurring items in International Banking, including a gain on the sale of a subsidiary by an associated corporation. Last year’s results benefited from an after-tax gain on the sale of Scotia Plaza in Toronto, Canada of $614 million or 53 cents per share. Adjusting for both these items, diluted earnings per share grew 12%. Return on equity was strong at 17.0%. A dividend of 62 cents per common share was announced, an increase of 2 cents per share.

“We are very satisfied with our results and our top-line revenue growth this quarter, reflecting the value of our diversified business model,” said Rick Waugh, Scotiabank CEO. “Canadian Banking and Global Wealth Management had strong earnings growth while contributions by International Banking and Global Banking and Markets were more moderate.

“Canadian Banking had record earnings of $590 million and 11% revenue growth, with a solid contribution from ING DIRECT. We also had strong results in our existing operations with 7% asset growth, an increase in the margin, low loan loss provisions in commercial portfolios and continued strong expense control. Our Canadian retail mortgage portfolio continues to perform well and is being closely monitored and shows that our customers are managing well. Our portfolio continues to grow with low delinquencies.

“International Banking’s results of $494 million this quarter were particularly strong, including a large gain recognized by our associated corporation in Thailand. We continue to benefit from growth in our diversified geographic platform across higher growth markets, both in Latin America and Asia, evidenced by strong retail and commercial loan growth of 12% and 9%, respectively.

“Global Wealth Management had a strong third quarter with net income of $327 million, up 18% year over year, reflecting strong results in both our wealth management and insurance businesses. In particular, we continued to see strong sales and market share gains in our ScotiaFunds mutual fund business.

“Global Banking and Markets had a good third quarter with net income of $386 million, slightly lower than the excellent results a year ago. While lending and investment banking showed good improvement over last year, this was offset by lower results in the capital markets businesses, in line with challenging market conditions.

“Our capital position remains strong by international standards with a common equity Tier 1 ratio of 8.9% on an all-in basis. The Bank continues to maintain strong, high quality capital levels which positions us well for future business growth.

“Supported by our strong capital ratios and our sustainable earnings we increased our dividend, bringing the annual dividend growth to over 9%. We anticipate achieving our 2013 financial goals, as outlined in our guidance at the beginning of the year and are well positioned for 2014.”

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 67 for details.

FINANCIAL HIGHLIGHTS

	As at and for the three months ended			For the nine months ended
(Unaudited)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Operating results ($ millions)
Net interest income	2,930	2,784	2,567	8,485	7,423
Net interest income (TEB(1))	2,935	2,787	2,572	8,497	7,436
Non-interest revenue	2,593	2,438	2,945	7,442	7,414
Non-interest revenue (TEB(1))	2,667	2,517	3,017	7,665	7,615
Total revenue	5,523	5,222	5,512	15,927	14,837
Total revenue (TEB(1))	5,602	5,304	5,589	16,162	15,051
Provision for credit losses	314	343	402	967	931
Operating expenses	2,984	2,841	2,618	8,638	7,690
Provision for income taxes	457	437	441	1,328	1,269
Provision for income taxes (TEB(1))	536	519	518	1,563	1,483
Net income	1,768	1,601	2,051	4,994	4,947
Net income attributable to common shareholders	1,649	1,479	1,946	4,632	4,625
Operating performance
Basic earnings per share ($)	1.38	1.24	1.70	3.88	4.12
Diluted earnings per share ($)	1.37	1.23	1.69	3.85	4.05
Adjusted diluted earnings per share(1)(2) ($)	1.39	1.24	1.70	3.90	4.09
Return on equity(1) (%)	17.0	16.2	24.6	16.6	21.1
Productivity ratio (%) (TEB(1))	53.3	53.6	46.9	53.4	51.1
Core banking margin (%) (TEB(1))	2.34	2.31	2.33	2.31	2.32
Financial position information ($ millions)
Cash and deposits with financial institutions(3)	52,157	55,157	54,083
Trading assets	101,845	104,266	93,797
Loans(3)	397,237	394,673	346,746
Total assets	742,625	754,156	669,970
Deposits(3)	505,954	517,896	461,022
Common equity	39,117	38,012	32,414
Preferred shares	4,384	4,384	4,384
Assets under administration(1)	360,469	362,622	315,403
Assets under management(1)	134,642	135,156	108,680
Capital measures(4)
Common Equity Tier 1 ratio (%)	8.9	8.6	N/A
Tier 1 capital ratio (%)	11.0	10.7	12.6
Total capital ratio (%)	13.8	13.6	14.4
Tangible common equity to risk-weighted assets(1) (%)	10.9	10.4	10.2
Assets-to-capital multiple	17.1	17.5	17.2
Risk-weighted assets ($ millions)	282,309	280,747	252,399
Credit quality
Net impaired loans ($ millions)(5)	1,854	1,788	2,032
Allowance for credit losses ($ millions)	3,205	3,212	2,862
Net impaired loans as a % of loans and acceptances(5)	0.45	0.44	0.56
Provisions for credit losses as a % of average loans and acceptances (annualized)(3)	0.31	0.35	0.46	0.32	0.37
Common share information
Share price ($) (TSX)
High	60.15	61.84	54.89	61.84	57.18
Low	55.10	56.33	50.25	52.30	47.54
Close	58.01	58.09	52.35
Shares outstanding (millions)
Average – Basic	1,198	1,193	1,142	1,192	1,122
Average – Diluted	1,207	1,213	1,160	1,207	1,151
End of period	1,203	1,198	1,146
Dividends per share ($)	0.60	0.60	0.55	1.77	1.62
Dividend yield(6) (%)	4.2	4.1	4.2	4.1	4.1
Market capitalization ($ millions) (TSX)	69,795	69,602	59,988
Book value per common share ($)	32.51	31.73	28.29
Market value to book value multiple	1.8	1.8	1.9
Price to earnings multiple (trailing 4 quarters)	11.4	10.7	10.3
Other information
Employees	83,416	83,894	81,281
Branches and offices	3,338	3,408	3,115
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Amounts for July 31, 2012 have been restated to reflect the current period definition. Refer to page 5 for the definition.
(3)	Amounts and related ratios for July 31, 2012 have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 3 in the condensed interim consolidated financial statements).
(4)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (Refer to page 20). Comparative amounts for July 31, 2012 were determined in accordance with Basel II rules and have not been restated.
(5)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(6)	Based on the average of the high and low common share price for the period.

2    Scotiabank Third Quarter Report 2013

Contents

4	Notable Business Highlights
5	Management’s Discussion and Analysis
7	Group Financial Performance and Financial Condition
	7	Financial results
	10	Risk management
	19	Regulatory developments
	19	Financial position
	20	Capital management
	21	Common dividend
	21	Financial instruments

	22	Selected credit instruments
	22	Off-balance sheet arrangements
23	Accounting Policies and Controls
	23	Accounting policies and estimates
	23	Future accounting developments
	23	Changes in internal control over financial reporting
	23	Related party transactions

23	Outlook
24	Business Segment Review
33	Quarterly Financial Highlights
34	Share Data
35	Condensed Interim Consolidated Financial Statements
40	Notes to the Condensed Interim Consolidated Financial Statements
67	Shareholder Information

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2012 Annual Report under the headings “Overview – Outlook”, for Group Financial Performance “Outlook”, for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intent”, “estimate”, “plan”, “may increase”, “may fluctuate”, and similar expressions of future or conditional verbs, such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (see “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2012 Annual Report, as updated in this document); the effect of applying future accounting changes (see “Controls and Accounting Policies – Future accounting developments” in the Bank’s 2012 Annual Report, as updated in this document); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 55 of the Bank’s 2012 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2012 Annual Report under the headings “Overview – Outlook”, as updated in this document; and for each business segment “Outlook”. These “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Third Quarter Report 2013    3

2013 Objectives

Scotiabank’s Balanced Scorecard

Financial

•	Return on equity of 15 - 18%
•	Earnings per common share growth of 5 - 10%*

•	Maintain strong capital ratios

*	Excluding $708 million or 61 cents per share related to real estate gains in 2012.

People

•	High levels of employee engagement

•	Enhanced diversity of workforce

•	Advancement of women

•	Collaboration

•	Leadership development

Customer

•	High levels of customer satisfaction and loyalty

•	Deeper relationships with customers

Operational

•	Productivity ratio of less than 56%

•	Strong practices in corporate governance and compliance processes

•	Efficiency and expense management

•	Commitment to corporate social responsibility

Q3 2013 Notable Business Highlights

Recent initiatives

•

Scotiabank launched the new Momentum for Business Visa credit card designed exclusively for small business owners that includes up to 3% cash back on eligible business purchases and recurring bills, 1% cash back on all other eligible business purchases, and an extended interest-free grace period of at least 25 days on purchases.

•	Scotiabank launched two new funds: Dynamic U.S. Dividend Advantage Fund and Scotia Long Short Equity Fund, the first alternative investment solution for Scotia Private Client Group.

Recognized for success

•

Scotiabank won Global Finance Magazine’s Best Corporate Institutional Internet Bank 2013 in 17 Latin American countries, as well as Best Corporate Internet Bank in Latin America under the subcategory of Best Online Cash Management. Scotiabank also won Best Consumer Internet Bank in Canada and Best Online Deposit, Best Credit and Investment Product Offerings, Best Web Site Design, Best Integrated Consumer Bank Site and Best in Mobile Banking, in North America

•	Scotiabank was recognized as the 2013 Best Overall Trade Bank in Central America and the Caribbean by Trade Finance magazine for the fourth time in five years.
•	Scotiabank was named as one of the top three Best Non-Renewable Generation Asset M&A Advisors by Power Finance and Risk in its 10th Annual Power Finance Deals and Firms Awards (2013).
•	Banco Colpatria was named one of the top 100 companies in the ranking of the best companies to work in Colombia by Merco 2013. Banco Colpatria was acquired by Scotiabank in 2011.

Serving customers

•	Scotiabank’s “Q & Arlene Contest” awarded five Small Business owners the chance to Meet Arlene Dickinson, Scotiabank’s Business Champion.
•

Scotiabank iTRADE launched a new trading app for iPad, providing its clients with another option to access their Scotia iTRADE investment portfolio in a convenient and efficient way. Scotiabank also launched an iPad application that has all the features of Scotiabank’s Mobile Banking application along with additional features unique to the iPad.

•

Scotiabank acted as a financial advisor to Empire Company Limited on its acquisition of Canada Safeway Limited for $5.8 billion. Scotiabank provided Empire and its wholly-owned subsidiary Sobeys Inc. with credit facilities totaling $6.4 billion. Scotiabank acted as top-left bookrunner on Empire’s $1.8 billion offering of subscription receipts, sole-bookrunner on Sobeys’ $1.0 billion offering of senior notes, and co-lead on Crombie REIT’s $300 million public offerings of subscription receipts and convertible debentures.

•

Scotiabank launched mobile banking in Mexico in May 2013, giving customers the ability to manage their accounts, obtain account balances and view recent transactions using a mobile device (iPhone®, Blackberry and Android™). To date, some 14,000 customers in Mexico are now using the service.

4    Scotiabank Third Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Scotiabank’s Bright Future program in action

•	Scotiabank signed a new five-year contract for its exclusive sponsorship of Kiddy Cricket which allows youth in the Caribbean to build their skills with access to coaching and equipment.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution; securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. In the first quarter of 2013 the economic equity methodology was updated to include new models and assumptions. The changes have been applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the Bank’s Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in other operating income.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Tangible common equity to risk-weighted assets

Tangible common equity to risk-weighted assets is an alternative financial measure for assessing the quality of capital. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. In prior years, risk-weighted assets were comprised of Basel II risk-weighted assets adjusted for intangible assets deducted from tangible common equity. For 2013, the tangible common equity ratio includes Basel III risk-weighted assets, adjusted to include amounts recognized as regulatory deductions at 100% risk weight.

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada.

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform

Scotiabank Third Quarter Report 2013    5

MANAGEMENT’S DISCUSSION & ANALYSIS

comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

	For the three months ended			For the nine months ended
TEB Gross up ($ millions)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Net interest income	$5	$3	$5	$12	$13
Other operating income	74	79	72	223	201
Total revenue and provision for taxes	$79	$82	$77	$235	$214

Tax normalization adjustment of net income from associated corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the divisions to better present the contribution of the associated corporations to the divisional results.

6    Scotiabank Third Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition	August 27, 2013

Financial results

Scotiabank’s net income for the third quarter was $1,768 million compared to $2,051 million in the same period last year and $1,601 million last quarter.

This quarter’s net income included a non-recurring after-tax net benefit of $90 million in International Banking from (i) the gain on sale of Thanachart Life Assurance Public Company Ltd. by Thanachart Bank, an associated corporation in Thailand ($150 million after tax), (ii) a valuation adjustment on acquisition-related receivables in Puerto Rico ($40 million after tax), and (iii) a restructuring charge in the Bank’s Uruguay operations ($20 million after tax). Combined, these amounted to 7 cents per share.

Diluted earnings per share were $1.37, compared to $1.69 in the same period a year ago and $1.23 last quarter.

Return on equity was strong at 17.0%, compared to 24.6% last year and 16.2% last quarter.

Impact of foreign currency translation

The table below reflects the impact of foreign currency translation on the year-over-year, quarter-over-quarter and year-to-date over year-to-date change in key income statement items. The impact of foreign currency translation was not significant when comparing the year-over-year impact for both quarterly and year-to-date results.

($ millions)	For the three months ended		For the nine months ended
	July 31, 2013 vs. July 31, 2012	July 31, 2013 vs. April 30, 2013	July 31, 2013 vs. July 31, 2012
U.S./Canadian dollar exchange rate (average)
July 31, 2013	$0.970	$0.970	$0.986
April 30, 2013		$0.983
July 31, 2012	$0.983		$0.989
% change	-1.3%	-1.3%	-0.3%
Impact on income:
Net interest income	$15	$(9)	$38
Net fee and commission revenues	9	–	18
Other operating income(1)	8	(1)	5
Operating expenses	(16)	10	(39)
Other items (net of tax)	(7)	(3)	(3)
Net income	$9	$(3)	$19
Impact by business line:
Canadian Banking	$1	$1	$–
International Banking(1)	14	9	15
Global Wealth Management	–	–	(1)
Global Banking and Markets	(1)	(4)	2
Other(1)	$(5)	$(9)	$13
(1)	Includes the impact of foreign currency hedges.

Q3 2013 vs Q3 2012

Net income

Scotiabank’s net income was $1,768 million in the third quarter, down $283 million or 14% from $2,051 million in the same period last year. This quarter’s income had an after-tax net benefit of $90 million related to non-recurring items in International Banking noted earlier, while last year had a $614 million after-tax gain on the sale of a real estate asset. Adjusting for these, net income grew by $241 million or 17% due mainly to solid organic growth and increased contributions from recent acquisitions, which resulted in higher revenues across net interest income, fee revenues, and other operating income. There were also lower provision for credit losses as last year included an increase of $100 million in the collective allowance on performing loans. These increases were partially offset by higher operating expenses and the impact of a higher effective tax rate.

Total revenue

Total revenue (on a taxable equivalent basis) was $5,602 million this quarter compared to $5,589 million in the same period last year. Adjusting for this quarter’s noted gain from an associated corporation of $150 million and last year’s real estate gain of $727 million, total revenue increased by $590 million or 12%. Recent acquisitions contributed $201 million or 4% of the year-over-year growth. There were strong increases in wealth management fees, driven by mutual funds and retail brokerage fees. As well, there was higher net interest income from asset growth, increased banking and underwriting fees and stronger net gains on investment securities. These increases were partly offset by lower trading income.

Net interest income

Net interest income (on a taxable equivalent basis) was $2,935 million, up $363 million or 14% over the same quarter last year, of which $161 million or 6% was from acquisitions. The underlying increase was due mainly to asset growth in residential mortgages in Canada as well as diversified loan growth in International Banking, as the margin was relatively stable.

The Bank’s core banking margin was 2.34%, compared to 2.33% last year. The slight increase in the margin was due primarily to reduced volumes of low yielding deposits with banks, lower subordinated debenture expense and improved margin in Canadian Banking, partly offset by the acquisition impact of ING DIRECT and a lower interest margin in International Banking.

Net fee and commission revenues

Net fee and commission revenues of $1,754 million were up $191 million or 12% from the same period last year, primarily

Scotiabank Third Quarter Report 2013    7

MANAGEMENT’S DISCUSSION & ANALYSIS

from recent acquisitions and stronger wealth management revenues. The latter was driven by increases in brokerage fees and mutual funds, from growth in assets under management and assets under administration from improved markets and net new sales. There were also increases in credit, commercial banking and underwriting fees.

Other operating income

Other operating income (on a taxable equivalent basis) was $913 million, down $541 million or 37% from the same period last year, due entirely to the real estate gain of $727 million last year. This quarter’s results included the gain of $150 million from an associated corporation noted earlier. Excluding these noted gains, other operating income grew by $36 million or 5%, mainly from higher net gains on investment securities, which were mostly offset by lower trading revenues and reduced other income.

Provision for credit losses

The provision for credit losses was $314 million this quarter, down $88 million from the same period last year. The year-over-year decrease was due primarily to a $100 million increase in the collective allowance for performing loans recorded last year. This decrease was partly offset by higher provisions in International Banking. Further discussion on credit risk is provided on page 10.

Operating expenses and productivity

Operating expenses of $2,984 million were $366 million or 14% above last year, including the non-recurring pre-tax charges in International Banking of $74 million noted earlier. Adjusting for those items, operating expenses were up $292 million or 11% of which $108 million related to acquisitions. The remaining increase was in remuneration expenses that reflected higher year-over-year staffing levels, merit increases and performance-based compensation. There was also an increase in pension and benefit costs due to the effect of the continued low interest rate environment. These increases were largely offset by lower stock-based compensation. Other operating expense categories were also up in part to support the Bank’s growth initiatives.

The Bank’s productivity ratio was 53.3% this quarter, compared to 46.9% for the same period last year, or 53.9% excluding the real estate gain last year.

Taxes

The effective tax rate for this quarter was 20.6% compared to 17.7% in the same quarter last year. The prior year tax rate was lower due primarily to lower taxes on the gain on sale of the real estate asset and a recovery in a foreign subsidiary, as well as lower non-deductible expenses. In the current period, the effective tax rate was lower due to higher net income from associated corporations.

Q3 2013 vs Q2 2013

Net income

Net income of $1,768 million was up $167 million or 10% from last quarter’s $1,601 million. Adjusting for the noted items this quarter, net income was up by $77 million or 5%. The growth arose from higher net interest income, increased banking fees and stronger wealth management revenues. Lower provisions for credit losses also contributed to the higher net income. These items were partly offset by higher operating expenses.

Total revenue

Total revenue (on a taxable equivalent basis) was $5,602 million compared to $5,304 million last quarter, up $298 million or 6%, or $148 million or 3% excluding the noted gain from an associated corporation. The remaining growth was driven by solid net interest income from three additional days in the quarter and asset growth, higher transaction-based banking and credit fees and stronger wealth management revenues. Trading revenues were also higher, reflecting good results in the fixed income business. These increases were partly offset by lower underwriting and insurance income, and a decline in non-trading foreign exchange revenues.

Net interest income

Net interest income (on a taxable equivalent basis) grew 5% to $2,935 million from $2,787 million last quarter. The quarter-over-quarter increase of $148 million was attributable to asset growth, three additional days in the quarter, and an increase in the core banking margin to 2.34% from 2.31% last quarter.

The quarter-over-quarter increase in the core banking margin was due in part to lower subordinated debenture expense and higher spreads in Canadian Banking, partly offset by lower spreads in International Banking.

Net fee and commission revenues

Compared to the previous quarter, net fee and commission revenue of $1,754 million was up $18 million or 1%, from an increase in transaction-based banking fees due to three additional days in the quarter and higher brokerage and mutual funds fees. These increases were partly offset by lower underwriting and non-trading foreign exchange revenues.

Other operating income

Other operating income (on a taxable equivalent basis) was $913 million compared to $781 million last quarter, up $132 million or 17%, almost entirely from the noted gain from an associated corporation. Adjusting for this noted gain, other operating income

8    Scotiabank Third Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

declined due to reduced income from associated corporations, lower net gains on investment securities and a decline in insurance income, partly offset by higher trading revenues.

Provision for credit losses

The provision for credit losses was $314 million this quarter, down $29 million from the prior quarter. The quarter-over-quarter decrease in provisions was due primarily to lower provisions in Canadian commercial banking. Further discussion on credit risk is provided on page 10.

Operating expenses and productivity

Operating expenses of $2,984 million rose $143 million or 5% from last quarter. The increase partially reflects $74 million of non-recurring charges in International Banking, as noted earlier. The remaining increase was primarily in remuneration-related expenses reflecting three additional days in the quarter and higher performance-based compensation in line with business performance. Professional fees were also up compared to the prior quarter, reflecting business initiatives. In addition, last quarter benefited from business-related tax recoveries related to the prior year. These increases were partly offset by lower stock-based compensation and reduced marketing costs.

The productivity ratio was 53.3%, compared to 53.6% in the previous quarter.

Taxes

The effective tax rate for this quarter was 20.6% compared to 21.5% in the prior quarter. This decrease was due primarily to an increase in net income from associated corporations.

Year-to-date Q3 2013 vs Year-to-date Q3 2012

Net income

Net income for the nine months was $4,994 million, up $47 million or 1% from the same period last year. The current period included an after-tax benefit of $90 million related to non-recurring items in International Banking noted earlier, while last year’s results included real estate gains of $708 million. Adjusting for these items, net income was up $665 million, or 16%, due primarily to contributions from acquisitions, growth in net interest income, higher fee and commission revenues and increased other income. These items were partly offset by higher operating expenses. Last year also included a $100 million increase in the collective allowance on performing loans.

Total revenue

For the nine months, total revenue (on a taxable equivalent basis) of $16,162 million was up $1,111 million or 7% from the same period last year. This year’s results included the noted

gain from an associated corporation while last year’s results included real estate gains of $838 million. Adjusting for these gains, revenue was up $1,799 million or 13%, of which $821 million or 6% was attributable to acquisitions. The remaining increases were due mainly to strong interest income from asset growth, higher transaction-based banking and credit fees, increased wealth management revenues and solid contributions from associated corporations. There were also higher net gains on investment securities, stronger insurance underwriting income and the favourable impact of foreign currency translation. These items were partly offset by lower trading revenues.

Net interest income

Year-to-date net interest income (on a taxable equivalent basis) was $8,497 million, up $1,061 million or 14% from the same period last year. This increase was attributable to growth in Canadian residential mortgages and diversified loan growth in International Banking, including the contribution of recent acquisitions.

The year-to-date core banking margin of 2.31% declined one basis point from the same period last year due mainly to the impact of acquisitions.

Net fee and commission revenues

Compared to the same period last year, net fee and commission revenues of $5,151 million were up $511 million or 11%. Banking fees increased significantly reflecting higher credit card and other transaction-based revenues and increased lending fees from existing operations and the contribution from acquisitions. Wealth management revenues were also up from strong growth in assets under management and assets under administration, improved market conditions and recent acquisitions.

Other operating income

For the nine-month period, other operating income (on a taxable equivalent basis) was $2,514 million, a decline of $461 million or 15% from the same period last year, due primarily to the real estate gains recorded last year, partly offset by the noted gain from an associated corporation in the current year. Adjusting for these, other operating income grew by $227 million or 11%. There were higher net gains on investment securities, increased contributions from associated corporations and stronger insurance underwriting revenues. These were partly offset by lower trading revenues and last year’s gain on the disposition of a non-strategic leasing business.

Provision for credit losses

For the nine-month period, total provisions for credit losses were $967 million, up $36 million from $931 million during the

Scotiabank Third Quarter Report 2013    9

MANAGEMENT’S DISCUSSION & ANALYSIS

same period last year. The prior year included a $100 million increase in the collective allowance on performing loans. There were higher provisions in International Banking, with new acquisitions accounting for a portion of the increase. Further discussion on credit risk is provided below.

Operating expenses and productivity

For the nine-month period, operating expenses were $8,638 million, up $948 million or 12% from $7,690 million last year. Recent acquisitions accounted for $427 million or 45% of the increase. The increase includes the non-recurring charges in International Banking of $74 million noted earlier. The remaining growth of $447 million, or 6% was due mainly to higher remuneration-related expenses as a result of increased staffing levels, annual merit increases and higher performance-based compensation. Pension expenses were also up mostly reflecting the effect of the continued low interest rate environment. There were also higher premises costs due in part to the sale of the real estate assets last year. The increases across the other expense categories were to support ongoing growth initiatives.

The year-to-date productivity ratio was 53.4% compared to 51.1% for the same period last year, or 54.1% excluding the real estate gains last year. Operating leverage was negative 4.9% compared to the first nine months of 2012, or positive 1.3% excluding the real estate gains last year.

Taxes

The year-to-date effective tax rate was 21.0%, compared to 20.4% for the same period last year, due primarily to lower taxes on the sale of real estate assets in the prior year. This period benefited from the impact of increased net income from associated corporations and higher tax-exempt income.

Risk management

The Bank’s risk management policies and practices are unchanged from those outlined in pages 55 to 71 of the 2012 Annual Report.

Credit risk

Provision for credit losses

Q3 2013 vs Q3 2012

The provision for credit losses was $314 million this quarter, compared to $402 million in the same period last year which included a $100 million increase in the collective allowance for performing loans.

The provision for credit losses was $108 million in Canadian Banking, down from $118 million in the same quarter last year, due mainly to lower provisions in the commercial portfolios.

The provision for credit losses was $194 million in International Banking this quarter, compared to $168 million in the same period last year. Retail provisions were higher in Mexico and Colombia, notwithstanding a net benefit of $12 million that was included in the current period’s provision for credit losses in Colombia. The net benefit was due to the net amortization of the credit mark on acquired loans in Banco Colpatria in excess of actual losses, in line with the maturity of the acquired portfolio. Commercial provisions were relatively flat across all geographies.

Global Banking and Markets’ provision for credit losses was $11 million this quarter, compared to $15 million in the same quarter last year. In the current quarter, new provisions were attributed mainly to the U.S. portfolio.

Global Wealth Management’s provision for credit losses was $1 million this quarter.

Q3 2013 vs Q2 2013

The provision for credit losses was $314 million this quarter, compared to $343 million in the previous quarter.

The provision for credit losses was $108 million in Canadian Banking, down from $136 million in the previous quarter primarily reflecting lower provisions in commercial banking. In the retail portfolios, a moderate increase in mortgage provisions, primarily related to the flooding in Calgary, was more than offset by moderately lower provisions in other portfolios.

The provision for credit losses was $194 million in International Banking this quarter, unchanged from last quarter. Moderately higher retail provisions in Mexico were offset by lower provisions in most of the other geographies, while commercial provisions were relatively flat across all geographies. The net benefit from the net amortization of the credit mark on acquired loans in Banco Colpatria in Colombia in excess of actual losses was $6 million lower than last quarter.

Global Banking and Markets’ provision for credit losses was $11 million this quarter, compared to $12 million in the prior quarter. In the current period, new provisions were attributed mainly to the U.S. portfolio.

Global Wealth Management’s provision for credit losses was $1 million this quarter.

Year-to-date Q3 2013 vs Year-to-date Q3 2012

For the nine month period, total provisions for credit losses were $967 million, up $36 million from $931 million during the same period last year. The prior period included a $100 million increase in the collective allowance for performing loans.

The provision for credit losses was $362 million in Canadian Banking, down $12 million from the same period last year due mainly to lower provisions in the commercial portfolios.

International Banking’s provision for credit losses was $574 million, compared to $437 million in the same period last year. Retail provisions increased primarily in Colombia due to provisions on the post-aquistion portfolio and in Peru due mainly to growth and some softening of credit conditions.

10    Scotiabank Third Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Lower commercial reversals in Latin America were somewhat offset by reduced commercial provisions in the Caribbean. Provisions for credit losses this year include a net benefit of $49 million due to the net amortization of the credit mark on acquired loans in Colombia.

Global Banking and Markets’ provision for credit losses was $28 million, compared to $19 million in the same period last year. In the current year, there were higher provisions in the U.S. and Canada.

Global Wealth Management’s provision for credit losses was up $2 million from the same period last year.

Allowance for credit losses

The total allowance for credit losses was $3,205 million as at July 31, 2013 compared to $2,969 million as at October 31, 2012. In addition, the allowance for off-balance-sheet credit risks classified as other liabilities was $184 million. The total allowance for credit losses includes $100 million of allowance covered by FDIC guarantees related to R-G Premier Bank of Puerto Rico.

The total allowance for credit losses includes allowances of $1,272 million related to performing loans as at July 31, 2013, unchanged from October 31, 2012. The allowance for credit losses related to impaired loans was $1,833 million.

In Canadian Banking, the allowance decreased to $660 million from $674 million as at October 31, 2012 due primarily to net write-offs and reversals in the commercial portfolio.

In International Banking, the allowance for credit losses increased $254 million from October 31, 2012 to $1,112 million with new allowances across most geographies.

Global Banking and Markets had an allowance of $57 million, down $19 million from October 31, 2012 due to write-offs in Canada and the U.S., partially offset by new provisions in the U.S.

Global Wealth Management’s allowance was $4 million, an increase of $3 million from October 31, 2012.

Impaired loans

Total gross impaired loans at July 31, 2013, were $3,687 million, up $105 million from October 31, 2012, attributable to an increase in the International Banking portfolios, partially offset by a decrease in Canadian Banking and Global Banking and Markets portfolios.

Total net impaired loans at July 31, 2013 were $1,854 million, down $119 million from $1,973 million at October 31, 2012.

Net impaired loans in Canadian Banking were $314 million, down from $417 million as at October 31, 2012, with broad-based reductions in both the retail and commercial portfolios.

International Banking’s total net impaired loans increased to $1,386 million from $1,323 million as at October 31, 2012, due to an increase in the commercial portfolio, partly offset by a decrease in the retail portfolio.

In Global Banking and Markets, total net impaired loans decreased to $143 million at the end of this quarter, compared to $223 million at the end of last year.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowances for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition.

On the Bank’s acquisition of Banco Colpatria, to arrive at the fair value, an aggregate credit mark adjustment of $549 million was established (incurred loss mark of $385 million and a future expected loss mark of $164 million). This adjustment captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition.

As at July 31, 2013, for individually assessed loans, the remaining incurred loss credit mark adjustment was $77 million (October 31, 2012 – $112 million).

As at July 31, 2013, for loans that are not individually assessed, the remaining incurred loss mark and expected loss mark was $91 million and $79 million, respectively (October 31, 2012 – $159 million and $137 million).

On the Bank’s acquisition of ING DIRECT, to arrive at the fair value of the purchased loans, an aggregate credit mark adjustment of $40 million was established (incurred loss mark of $11 million and a future expected loss mark of $29 million) relating to $13.9 billion of uninsured loans. This adjustment captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. There were no loans acquired at a deep discount within the purchased loan portfolio.

Scotiabank Third Quarter Report 2013    11

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of loan portfolio

Residential mortgages

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at July 31, 2013, these loans amounted to $282 billion or 69% of the Bank’s total loans and acceptances outstanding (April 30, 2013 – $279 billion or 69%; October 31, 2012 – $244 billion or 67%). Of these, $228 billion or 81% are real estate secured loans (April 30, 2013 – $227 billion or 82%; October 31, 2012 – $194 billion or 80%). The tables below provide more details by portfolios.

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at July 31, 2013
	Residential mortgages					Home equity lines of credit
	Insured (1)		Uninsured		Total		Insured (1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$7,414	3.9%	$4,480	2.4%	$11,894	6.3%	$2	–%	$1,305	6.9%	$1,307	6.9%
Quebec	8,488	4.5	7,610	4.0	16,098	8.5	1	–	1,026	5.5	1,027	5.5
Ontario	52,312	27.6	42,689	22.6	95,001	50.2	6	0.1	9,199	48.9	9,205	49.0
Manitoba & Saskatchewan	4,562	2.4	3,185	1.7	7,747	4.1	2	–	895	4.8	897	4.8
Alberta	17,396	9.2	10,970	5.8	28,366	15.0	5	–	3,239	17.2	3,244	17.2
British Columbia & Territories	15,350	8.1	14,822	7.8	30,172	15.9	1	–	3,123	16.6	3,124	16.6
Canada	$105,522	55.7%	$83,756	44.3%	$189,278	100%	$17	0.1%	$18,787	99.9%	$18,804	100%
International	–	–	19,653	100	19,653	100	–	–	–	–	–	–
Total	$105,522	50.5%	$103,409	49.5%	$208,931	100%	$17	0.1%	$18,787	99.9%	$18,804	100%
	As at April 30, 2013
Canada	$108,287	57.5%	$79,903	42.5%	$188,190	100%	$19	0.1%	$18,919	99.9%	$18,938	100%
International	–	–	19,553	100	19,553	100	–	–	–	–	–	–
Total	$108,287	52.1%	$99,456	47.9%	$207,743	100%	$19	0.1%	$18,919	99.9%	$18,938	100%
	As at October 31, 2012
Canada	$92,956	59.2%	$64,068	40.8%	$157,024	100%	$25	0.1%	$18,823	99.9%	$18,848	100%
International	–	–	18,606	100	18,606	100	–	–	–	–	–	–
Total	$92,956	52.9%	$82,674	47.1%	$175,630	100%	$25	0.1%	$18,823	99.9%	$18,848	100%

(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by amortization periods, and by geographic areas.

	As at July 31, 2013
	Residential mortgages by amortization(1)
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgage
Canada	34.7%	26.6%	27.9%	10.2%	0.6%	100%
International	64.6%	20.8%	13.4%	0.9%	0.3%	100%
	As at April 30, 2013
Canada	35.4%	23.5%	29.3%	10.8%	1.0%	100%
International	65.2%	20.2%	13.6%	0.7%	0.3%	100%
	As at October 31, 2012
Canada	36.5%	20.3%	30.8%	10.8%	1.6%	100%
International	63.6%	19.0%	16.3%	0.9%	0.2%	100%

(1)	Amortization refers to remaining amortization period.

12    Scotiabank Third Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Loan to value ratios

The Canadian residential mortgage portfolio is 44% uninsured (October 31, 2012 – 41%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 56% (October 31, 2012 – 57%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfer from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios(1)(2)
	For the three months ended July 31, 2013
	Residential mortgages	Home equity lines of credit
	LTV%	LTV%
Canada:
Atlantic provinces	67.8%	64.0%
Quebec	62.7	68.2
Ontario	63.2	64.7
Manitoba & Saskatchewan	66.8	66.2
Alberta	66.5	68.0
British Columbia & Territories	60.0	62.7
Canada	63.4%	65.0%
International(3)	70.0%	N/A
	For the three months ended April 30, 2013
Canada	63.1%	63.1%
International(3)	73.3%	N/A
	For the three months ended October 31, 2012
Canada	63.8%	65.8%
International(3)	70.4%	N/A

(1)	Based on geographic location units responsible for recording revenue.
(2)	LTV is calculated based on the sum of individual installment loans and the authorized limit for related revolving home equity lines of credit (HELOC), divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOC’s.
(3)	There are no material HELOC exposures in the international portfolio.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, which have been an area of recent focus, the Bank had loans outstanding of $833 million as at July 31, 2013 (April 30, 2013 – $771 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

European exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

Scotiabank Third Quarter Report 2013    13

MANAGEMENT’S DISCUSSION & ANALYSIS

The current European exposure is provided below:

	As at
	July 31, 2013						April 30 2013	October 31 2012
	Loans and Loan Equivalents			Other
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with financial institutions(4)	Security Finance Transactions (SFT) and derivatives(5)	Total European exposure	Total European exposure	Total European exposure
Gross exposures	$7,657	$1,405	$8,506	$10,525	$736	$28,829	$28,467	$28,751
Less: Undrawn commitments	–	–	8,506	–	–	8,506	8,790	7,970
Net funded exposure	$7,657	$1,405	$–	$10,525	$736	$20,323	$19,677	$20,781

(1)	Unadjusted for allowances for credit losses of $28. Gross and net values are equal as collateral is not posted against these exposures.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions. Gross and net values are equal as collateral is not posted against these exposures.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Net funded exposure represents all net positive positions after taking into account collateral. Collateral held against derivatives was $1,515 and collateral held against SFT was $13,105.

The Bank’s total gross European exposure (net of collateral held) as at July 31, 2013 was $28.8 billion (April 30, 2013 – $28.5 billion), with net funded exposure of $20.3 billion (net of undrawn commitments and net of collateral held) (April 30, 2013 – $19.7 billion).

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (82% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

Below is the funded exposures related to all European countries:

	As at
	July 31, 2013					April 30, 2013		October 31, 2012
($ millions)	Sovereign	Bank	Corporate(1)	Total		Total		Total
Greece	$–	$–	$435	$435		$428		$426
Ireland	63	25	260	348		213		298
Italy	334	365	98	797		656		695
Portugal	–	5	16	21		11		30
Spain	12	54	237	303		274		252
Total GIIPS	$409	$449	$1,046	$1,904		$1,582		$1,701

U.K.	2,588	1,368	4,443	8,399		7,985		8,711
Germany	666	457	807	1,930		2,043		2,914
France	1,643	510	666	2,819		2,585		1,947
Netherlands	12	498	652	1,162		1,739		1,268
Switzerland	–	580	979	1,559		1,445		1,503
Other	527	414	1,609	2,550		2,298		2,737
Total Non-GIIPS	$5,436	$3,827	$9,156	$18,419		$18,095		$19,080
Total Europe	$5,845	$4,276	$10,202	$20,323	(2)	$19,677	(2)	$20,781	(2)
Total Europe as at April 30, 2013	$4,717	$5,298	$9,662	$19,677	(2)
Total Europe as at October 31, 2012	$4,579	$5,668	$10,534	$20,781	(2)

(1)	Corporate includes financial institutions that are not banks.
(2)	Includes $163 (April 30, 2013 – $238; October 31, 2012 – $183) in exposures to supra-national agencies.

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of July 31, 2013, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $1.9 billion, up from $1.6 billion last quarter.

14    Scotiabank Third Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Specific to sovereign exposures to GIIPS, the Bank’s exposure to Ireland included central bank deposits of $60 million and $3 million in trading book securities. The Bank was net long securities in sovereign exposures to Italy ($334 million) and Spain ($12 million). The Bank had no sovereign securities holdings of Greece and Portugal.

The Bank had exposures to Italian banks of $365 million, as at July 31, 2013 (April 30, 2013 – $386 million), primarily related to short-term precious metals trading and lending activities. Greek exposure of $435 million related primarily to secured loans to shipping companies.

The Bank’s exposures are distributed as follows:

	As at
	July 31, 2013					April 30, 2013	October 31, 2012
($ millions)	Loans and loan equivalents	Deposits with financial institutions	Securities	SFT and derivatives	Total	Total	Total
Greece	$430	$–	$5	$–	$435	$428	$426
Ireland	24	80	161	83	348	213	298
Italy	354	2	441	–	797	656	695
Portugal	–	–	21	–	21	11	30
Spain	262	–	38	3	303	274	252
Total GIIPS	$1,070	$82	$666	$86	$1,904	$1,582	$1,701

U.K.	3,672	2,919	1,396	412	8,399	7,985	8,711
Germany	644	194	1,077	15	1,930	2,043	2,914
France	406	98	2,224	91	2,819	2,585	1,947
Netherlands	471	51	612	28	1,162	1,739	1,268
Switzerland	1,122	23	377	37	1,559	1,445	1,503
Other	1,677	53	753	67	2,550	2,298	2,737
Total Non-GIIPS	$7,992	$3,338	$6,439	$650	$18,419	$18,095	$19,080
Total Europe	$9,062	$3,420	$7,105	$736	$20,323	$19,677	$20,781

Securities exposures to European sovereigns and banks (excluding GIIPS) was $4.4 billion as at July 31, 2013 (April 30, 2013 – $3.1 billion), predominately related to issuers in the United Kingdom, Germany and France. Securities are carried at fair value and substantially all holdings have strong market liquidity.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis.

Undrawn commitments of $8.5 billion (April 30, 2013 – $8.8 billion) are comprised of unfunded loan commitments and letters of credit issued on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $5.0 billion as at July 31, 2013 (April 30, 2013 – $5.2 billion). As at July 31, 2013, issued letters of credit with banks amounted to $3.3 billion (April 30, 2013 – $3.3 billion). Unfunded commitments are detailed further by country in the table on page 16.

The Bank’s indirect exposure is detailed in the table on page 16 and is defined as:

–	securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and
–	letters of credit or guarantees (included as loan equivalents in the above table) from entities in European countries to entities in countries outside of Europe.

Included in the indirect securities exposure was $181 million related to GIIPS; $106 million to the United Kingdom and $154 million to Germany. Indirect exposure by way of letters of credit totaled $1,405 million at July 31, 2013 (April 30, 2013 – $1,177 million); of which $77 million (April 30, 2013 – $224 million) was indirect exposure to GIIPS. Indirect exposure is managed through our credit risk management framework, with a robust assessment of the counterparty. In addition to the total indirect exposures detailed further below, the Bank had Euro-denominated collateral held for non-European counterparties of $717 million (April 30, 2013 – $757 million).

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MANAGEMENT’S DISCUSSION & ANALYSIS

	Undrawn commitments			Indirect exposure
($ millions)	July 31 2013	April 30 2013	October 31 2012	July 31 2013	April 30 2013	October 31 2012
Greece	$–	$5	$23	$–	$–	$–
Ireland	36	37	28	20	–	2
Italy	54	51	38	26	140	155
Portugal	–	–	–	–	–	–
Spain	253	242	231	212	212	423
Total GIIPS	$343	$335	$320	$258	$352	$580
U.K.	3,800	4,016	2,914	507	200	138
Germany	920	1,126	1,116	283	165	257
France	806	878	879	182	379	306
Netherlands	787	794	892	308	62	51
Switzerland	645	625	942	151	154	125
Other	1,205	1,016	907	191	204	206
Total Non-GIIPS	$8,163	$8,455	$7,650	$1,622	$1,164	$1,083
Total Europe	$8,506	$8,790	$7,970	$1,880	$1,516	$1,663

The Bank does not use credit default swaps (CDS) as a risk mitigation technique to reduce its sovereign debt exposures. With respect to banks and non-bank financial institutions and corporations, the Bank may on occasion use CDS to partially offset its funded loan exposures. Specific to GIIPS as at July 31, 2013, the Bank had no CDS protection on the funded exposure. As part of the trading portfolio, the Bank may purchase or sell CDS. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, Scotiabank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, Scotiabank has no funded exposure in these countries to retail customers or small businesses.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	July 31 2013	April 30 2013	July 31 2012
Interest rate	$10.1	$9.6	$12.2
Equities	2.9	2.4	2.1
Foreign exchange	1.1	0.8	0.9
Commodities	1.9	4.2	2.3
Debt specific	13.9	13.2	15.3
Diversification effect	(12.5)	(13.4)	(12.8)
All Bank VaR	$17.4	$16.8	$20.0
All Bank Stressed VaR	$33.8	$35.7	$38.6

In the third quarter of 2013, the average one-day total VaR was $17.4 million, an increase from $16.8 million in the previous quarter. The increase was primarily due to higher debt specific risk caused by increased market volatility in the quarter. Commodity risk decreased compared to the previous quarter due to reduced exposure in the energy and agricultural commodities business.

The average one-day total Stressed VaR during the quarter was $33.8 million, down from $35.7 million in the previous quarter due to lower stressed general market risk. Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis following the collapse of Lehman Brothers. The differences between the particular market shocks in the VaR and Stressed VaR resulted in a slight increase in VaR and a slight decrease in Stressed VaR as the portfolio changed over the quarter. Specifically, the Stressed VaR period contains significantly larger shocks to North American interest rates than the VaR period.

There were three trading loss days in the third quarter, compared to two in the previous quarter. The losses were well within the range predicted by VaR. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Incremental Risk Charge and Comprehensive Risk Measure

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM) which capture the following:

•	Default risk – This is the potential for direct losses due to an obligor’s default, as well as the potential for indirect losses that may arise from a default event; and
•	Credit migration risk – This is the potential for direct losses due to a rating downgrade or upgrade, as well as the potential for indirect losses that may arise from a credit migration event.

16    Scotiabank Third Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

A Monte Carlo model is used to perform default and migration simulations for the obligors underlying credit derivative and bond portfolios. In addition, for CRM in correlation trading there is a market simulation model to capture historical price movements. Both IRC and CRM are calculated at the 99.9th percentile with a one year liquidity horizon.

During the quarter, the market risk capital requirement for IRC was $269 million, down from $314 million in the previous quarter. CRM was $252 million compared to $420 million in the previous quarter. The declines in IRC and CRM were caused by reduced credit exposure. The CRM included a $113 million capital surcharge (April 30, 2013 – $146 million).

Validation of new models

Prior to the implementation of new market risk capital models substantial validation and testing is conducted.

Validation is conducted when the model is initially developed and when any significant changes are made to the model. The models are also subject to periodic validation and may be triggered for earlier re-validation due to significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting, and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate;
•	Impact tests including stress testing that would occur under historical and hypothetical market conditions;
•	The use of hypothetical portfolios to ensure that the model is able to capture concentration risk that may arise in an undiversified portfolio.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 21 to the condensed interim consolidated financial statements and in Note 39 of the consolidated financial statements in the Bank’s 2012 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with commercial banks, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central banks.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes, trading securities, which are primarily held by Global Banking and Markets, and collateral received for securities financing and derivative transactions.

The vast majority of liquid assets are held by the Bank’s corporate office, Canadian and foreign branches of the Bank and Canadian subsidiaries of the Bank.

Liquid assets totaled $307 billion at July 31, 2013 ($264 billion at October 31, 2012) and represented 41% of total assets at July 31, 2013 (39% at October 31, 2012). The increase in liquid assets was primarily attributable to an increase in deposits at central banks, trading securities and the acquisition of ING DIRECT. The following table provides a summary composition of liquid assets. Included in liquid assets are Canadian mortgage-backed securities which for accounting purposes are classified as residential mortgages.

Scotiabank Third Quarter Report 2013    17

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:

	As at
	July 31, 2013					April 30 2013
($ millions)	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets	Unencumbered liquid assets
Cash and deposits with central banks	$42,897	$–	$42,897	$5,988	$36,909	$40,735
Deposits with financial institutions	9,260	–	9,260	1,907	7,353	7,298
Precious metals	7,404	–	7,404	20	7,384	8,674
Securities
Canadian government obligations	32,214	9,432	41,646	29,874	11,772	18,761
Foreign government obligations	35,880	34,752	70,632	54,529	16,103	18,831
Other securities	48,476	39,895	88,371	37,735	50,636	51,203
Loans
NHA mortgage-backed securities(1)	46,454	–	46,454	12,051	34,403	34,156
Call and short loans	815	–	815	–	815	890
Total	$223,400	$84,079	$307,479	$142,104	$165,375	$180,548
As at April 30, 2013(2)	$228,790	$89,198	$317,988	$137,440	$180,548
As at October 31, 2012(2)	$199,178	$64,494	$263,672	$100,959	$162,713

(1)	These mortgage-backed securities, which are available for sale, are reported as residential mortgage loans on the balance sheet.
(2)	Prior period amounts have been restated to conform with current period categorization.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	July 31 2013	April 30 2013(1)	October 31 2012(1)
Bank of Nova Scotia (Parent)	$123,861	$133,272	$121,110
Bank domestic subsidiaries	18,269	24,517	18,328
Bank foreign subsidiaries	23,245	22,759	23,275
Total	$165,375	$180,548	$162,713

(1)	Prior period amounts have been restated to conform with current period categorization.

Pledged assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. As of July 31, 2013, total assets pledged were $189 billion compared to $155 billion as at October 31, 2012. The change is principally attributable to an increase in pledging activity to support the Bank’s securities financing activities.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. In the event of a one-notch or two-notch downgrade of the Bank’s rating by rating agencies, the Bank has to provide additional $501 million or $672 million collateral, respectively, to meet contractual derivative funding or margin requirements.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are being employed to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, including securitization of assets as well as wholesale funding.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $223 billion as at July 31, 2013 (October 31, 2012 – $191 billion). The increase since October 31, 2012, was due primarily to the acquisition of ING DIRECT, increased capital from internal capital generation and the issuance of common shares, offset by a reduction in subordinated debentures and capital instruments. In addition, a portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term liabilities (original maturity over 1 year) of $101 billion (October 31, 2012 – $90 billion). Longer term liabilities include senior unsecured deposit notes, residential mortgage securitizations and covered bonds. The growth in longer term liabilities is attributable to the acquisition of ING DIRECT and issuance of term deposit notes.

18    Scotiabank Third Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Diversification is a key part of the Bank’s overall funding and liquidity management strategy. The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs to access global financial markets, and raises funding across a variety of terms, currencies and investor classes including corporations, institutional money managers, pension funds and central banks. In Canada, the Bank raises both short- and longer-term wholesale funding through the issuance of senior unsecured deposit notes. Additional term funding in Canada is generated through Canadian residential mortgage securitizations and the issuance of non-common capital including subordinated debentures. In other markets, short-term funding is raised through the issuance of certificates of deposit and commercial paper programs. Term funding in these markets is raised through the Banks’ Medium Term Note and Covered Bond Programs.

In normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank monitors these and other developments and is working to ensure business impacts, if any, are minimized.

On December 14, 2012, the Federal Reserve Bank in the U.S. issued proposed rules to implement the enhanced prudential standards and early remediation requirements of section 165 and 166 of the Dodd-Frank Act for foreign banking organizations and foreign non-bank financial companies. The overall intent of the proposal is to strengthen the regulation of the U.S. operations of foreign banking organizations. The Bank is currently reviewing the proposal and the potential impact on its U.S. operations. The comment period for the proposal ended on April  30, 2013 and the effective date is expected to be July 2015.

Financial position

The Bank’s total assets at July 31, 2013 were $743 billion, up $75 billion or 11% from October 31, 2012, including approximately $31 billion related to ING DIRECT.

Cash and deposits with financial institutions grew by $5 billion, due mainly to increases in interest bearing deposits with central banks. Precious metals decreased $5 billion due to lower prices and inventory. Securities purchased under resale agreements and securities borrowed increased by $14 billion.

Trading assets increased $14 billion from October 31, 2012. Trading securities rose $17 billion from higher holdings of common equities, and U.S. and Canadian provincial government debt. Trading loans decreased $3 billion due mainly to a reduction in precious metals trading and lending activities.

Investment securities grew by $2 billion due mainly to increased holdings of foreign government debt. As at July 31, 2013, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $926 million, an increase of $35 million from October 31, 2012. The change was due mainly to increases in the values of common equities.

Loans increased $45 billion or 13% from October 31, 2012. Residential mortgages increased $33 billion mainly from the acquisition of ING DIRECT. Personal and credit card loans rose $5 billion mainly from growth in Canada and Mexico. Business and government loans were up $7 billion primarily in Latin America and Asia, as well as in Canada due mainly to the acquisition of ING DIRECT.

Total liabilities were $697 billion as at July 31, 2013, up $71 billion or 11% from October 31, 2012, including approximately $36 billion from ING DIRECT.

Total deposits increased by $42 billion. Personal deposits grew by $32 billion primarily from the acquisition of ING DIRECT. Business and government deposits increased $12 billion from the ING DIRECT acquisition as well as other growth in Canada. Deposits by financial institutions decreased $2 billion.

Obligations related to securities sold under repurchase agreements and securities lent as well as obligations related to securities sold short grew by $29 billion and $6 billion, respectively. Derivative instrument liabilities decreased $5 billion, which was similar to the decrease in derivative instrument assets.

Total equity increased $3,948 million from October 31, 2012. This increase was driven by internal capital generation of $2,524 million, the issuance of common shares of $1,049 million, comprised of $99 million for the purchase of Colfondos in Colombia and $950 million through the Dividend Reinvestment Plan and the exercise of options.

Scotiabank Third Quarter Report 2013    19

MANAGEMENT’S DISCUSSION & ANALYSIS

Accumulated other comprehensive income increased $264 million due mainly to an improvement in the cash flow hedging reserve, higher unrealized gains on available-for-sale securities and reduced unrealized foreign exchange losses on the Bank’s investments in its foreign operations.

Non-controlling interests in subsidiaries increased $128 million due mainly to current period net income attributable to non-controlling interests, net of dividends paid, and the acquisition of Colfondos. Non-controlling interests for capital instrument equity holders decreased $45 million due mainly to distributions to note holders.

Capital management

Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures. The Bank’s capital management practices are unchanged from those outlined on pages 34 to 39 of the 2012 Annual Report.

Implementation of the Basel III framework

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). The Office of the Superintendent of Financial Institutions (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms.

As compared to previous standards, Basel III places a greater emphasis on common equity by introducing a new category of capital, Common Equity Tier 1 (CET1), which consists primarily of common shareholders equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets, deferred tax assets, pension assets and investments in financial institutions over certain thresholds. Overall, the Basel III rules increase the level of regulatory deductions relative to Basel II.

Basel III also increases the level of risk-weighted assets for significant investments and deferred tax amounts under defined thresholds, exposures to large or unregulated financial institutions meeting specific criteria, derivative exposures to centralized counterparties and exposures that give rise to wrong way risk.

To enable banks to meet the new standards, the BCBS Basel III rules contain transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a phase-in of new deductions to common equity over 5 years, phase-out of non-qualifying capital instruments over 10 years and a phase-in of a capital conservation buffer over 5 years. As of January 2019, banks will be required to meet new minimum requirements related to risk-weighted assets of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, minimum Tier 1 ratio of 8.5%, and Total capital ratio of 10.5%.

Commencing the first quarter of 2013, OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’) and achieve a minimum 7% Common Equity Tier 1 target.

In a March 2013 advisory letter, OSFI designated the 6 largest banks in Canada as domestic systemically important banks (D-SIBs), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge is applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total Capital, by no later than January 1, 2016, in line with the requirements for global systemically important banks.

In addition to risk-based capital requirements, the recent Basel III reforms introduced a simpler, non-risk based leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements.

In June 2013, the BCBS issued a consultative document proposing revisions to the Basel III Leverage Ratio framework. Revisions to the framework relate primarily to the exposure measure, i.e. the denominator of the ratio, and consist mainly of: further clarification on the treatment for derivatives, related collateral, and securities financing transactions; additional requirements for written credit derivatives; and, minimum public disclosure requirements commencing January 2015. Any final adjustments to the definitions and calibration of the leverage ratio will be made by 2017, with a view to migrating to a Pillar 1 requirement on January 1, 2018.

20    Scotiabank Third Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital ratios

The Bank’s various regulatory capital amounts consist of the following:

	As at
	July 31 2013	April 30 2013	October 31 2012
($ millions)	Basel III All-in	Basel III All-in	Basel II
Common Equity Tier 1 capital	$25,188	$24,013	$ n/a
Tier 1 capital	31,041	29,961	34,436
Total regulatory capital	38,948	38,204	42,193
Total risk-weighted assets	282,309	280,747	253,309
Capital ratios:
Common Equity Tier 1 capital	8.9%	8.6%	n/a
Tier 1 capital ratio%	11.0%	10.7%	13.6%
Total capital ratio%	13.8%	13.6%	16.7%
Assets-to-capital multiple	17.1x	17.5 x	15.0 x

The Bank continues to maintain a strong capital position. As at July 31, 2013 the CET1, Tier 1 and Total Capital ratios under Basel III all-in were 8.9%, 11.0% and 13.8% (April 30, 2013 – 8.6%, 10.7% and 13.6%), respectively, well above minimum requirements. As at October 31, 2012, the Basel II Tier 1 and Total Capital ratios were 13.6% and 16.7%, respectively.

The Basel III all-in Tier 1 and Total ratios are lower than Basel II ratios due to the introduction of additional regulatory deductions including intangibles below the Basel II threshold, deferred tax assets that rely on future profitability, and defined-benefit pension fund net assets. There are also slightly higher risk-weighted assets under Basel III from additional requirements for exposures to financial institutions and central counterparties.

The increase in capital ratios during the quarter was due to the Bank’s strong internal capital generation and common shares issued through the Bank’s dividend reinvestment, share purchase and stock option plans, partly offset by modest growth in risk-weighted assets. Changes in risk-weighted assets were primarily from growth in lending-related assets partially offset by declines in market risk risk-weighted assets.

The Tier 1 Capital ratio was impacted by the redemption of $750 million of Scotiabank Trust Securities – Series 2003-1 this quarter.

Common dividend

The Board of Directors, at its meeting on August 26, 2013, approved a dividend of 62 cents per share, an increase of 2 cents per share. This quarterly dividend applies to shareholders of record as of October 1, 2013 and is payable October 29, 2013.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 10. The methods of determining the fair value of financial instruments are detailed on pages 41 to 42 of the 2012 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard ISDA master netting agreements, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 60 of the 2012 Annual Report).

Total derivative notional amounts were $3,098 billion as at July 31, 2013, compared to $2,792 billion as at April 30, 2013 and $2,766 billion as at October 31, 2012. The quarterly change was due largely to an increase in the volume of interest rate contracts. The percentage of derivatives held for trading and those held for hedging were generally unchanged. The total notional amount of over-the-counter derivatives was $2,760 billion (April 30, 2013 – $2,569 billion), of which $1,286 billion are settled through central counterparties as at July 31, 2013 (April 30, 2013 – $954 billion). The credit equivalent amount, after taking master netting arrangements into account, was $31.2 billion, compared to $30.1 billion in the previous quarter and $19.6 billion as at October 31, 2012. The change from October 31, 2012 was due largely to the new Basel III requirements to compute a credit risk charge for exchange traded derivatives.

Scotiabank Third Quarter Report 2013    21

MANAGEMENT’S DISCUSSION & ANALYSIS

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on pages 42 to 43 of the Bank’s 2012 Annual Report. This disclosure provided a detailed discussion on the nature and extent of the Bank’s exposures.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

As at July 31, 2013, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Statement of Financial Position was $549 million (April 30, 2013 – $819 million; October 31, 2012 – $821 million). The fair value was $526 million (April 30, 2013 – $797 million; October 31, 2012 – $717 million). The large quarterly decline was due primarily to disposals in the quarter. None of these cash-based CDOs and CLOs are classified as impaired loans. The overall risk profile of cash-based CDOs and CLOs has not changed significantly since October 31, 2012. The change in fair value of cash-based CDOs and CLOs was mainly driven by the tightening of credit spreads.

The Bank’s remaining exposure to synthetic CDOs and CLOs was $42 million as at July 31, 2013 (April 30, 2013 – $42 million; October 31, 2012 – $23 million). For the three months ended July 31, 2013, the Bank recorded a pre-tax gain of $nil in net income for changes in fair value of synthetic CDOs and CLOs (third quarter of 2012 – pre-tax gain of $6 million).

Trading portfolio

The Bank holds synthetic CDOs in its trading portfolio as a result of legacy transactions with clients and other financial institutions. These trading exposures have been hedged and are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

The risk profile of the Bank’s CDOs outstanding has not changed significantly from October 31, 2012.

Other

As at July 31, 2013, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, monoline insurers and investments in structured investment vehicles.

Off-balance sheet arrangements

In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: special purpose entities (SPEs) and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 39 to 41 of the Bank’s 2012 Annual Report.

Special purpose entities

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

The Bank’s exposure to the conduits does not give the Bank the obligation to absorb losses or receive benefits that could potentially be significant to the conduit, which results in the Bank not consolidating the conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.0 billion as at July 31, 2013 (April 30, 2013 – $3.7 billion; October 31, 2012 – $3.5 billion). As at July 31, 2013, total commercial paper outstanding for these conduits was $3.0 billion (April 30, 2013 – $2.7 billion; October 31, 2012 – $2.6 billion). Funded assets purchased and held by these conduits as at July 31, 2013, as reflected at original cost, were $3.0 billion (April 30, 2013 – $2.7 billion; October 31, 2012 – $2.6 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2012.

Other off-balance sheet arrangements

The Bank provides liquidity facilities to non-Bank sponsored conduits, all of which are U.S. third party conduits. There has been no significant change in our exposures through these liquidity facilities since the year end.

Guarantees and other indirect commitments increased 15% from October 31, 2012, due primarily to increased commitments in relation to securities lending activities. Fees from guarantees and loan commitment arrangements recorded in fee and commission revenues – banking were $105 million for the three months ended July 31, 2013, compared to $110 million in the previous quarter.

22    Scotiabank Third Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s year end audited consolidated financial statements. Note 3 to the Bank’s 2012 annual consolidated financial statements describe the Bank’s accounting policies.

Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The IASB has issued a number of new and revised standards that are effective for the Bank on November 1, 2013 (refer to Note 4 in the Bank’s 2012 annual consolidated financial statements). While the Bank is assessing the impact of the adoption of these standards, there are two standards that may significantly impact measurement and valuation which are discussed further below:

IAS 19 (Revised) – Employee Benefits, requires the value of the surplus/deficit of the defined benefit plans to be recorded on balance sheet, with actuarial gains and losses recognized in other comprehensive income (OCI).

As at October 31, 2012, the Bank’s benefit plans were in a net deficit position. On adoption, the Bank will recognize the deficit on the balance sheet by charging accumulated other comprehensive income (AOCI) and recording a corresponding increase in pension liabilities. The impact under the new standard is in the process of being finalized. Under the existing standard the deficit was $1,097 million at October 31, 2012, as reflected in Note 31 of the Bank’s 2012 annual consolidated financial statements.

In addition, the Bank expects employee benefit expenses to increase under the new standard. As the standard is required to be applied retrospectively, the Bank expects a cumulative impact of a debit to opening retained earnings on adoption. The Bank has not yet finalized the full impact of adopting this standard.

IFRS 10 – Consolidated Financial Statements, introduces a single, principle-based control model focusing on three key elements: power over the relevant activities, exposure to variable returns and the ability to use the power to affect the returns. The standard also provides additional clarity and guidance on the role of principal or agent.

A key item that continues to be assessed for change in accounting under IFRS 10 is the de-consolidation of the trusts through which the Bank issues certain regulatory capital instruments. A de-consolidation of the trusts would result in a reclassification of non-controlling interest – capital instruments equity to deposit liabilities.

Based on the work done to date, except for the trusts mentioned above, the Bank does not expect the adoption of this standard to have a material impact on the Bank’s assets or liabilities.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the quarter ended July 31, 2013, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 78 and 162 of the Bank’s 2012 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Outlook

The global economy continues to reflect sustained, albeit moderate output gains. The industrial nations are showing signs of improving momentum, led by the United States, where pent-up demand for autos and homes is providing a boost to growth. Both Japan and the United Kingdom are also reviving. Canada remains a consistent performer despite a slower pace of domestic spending, with output underpinned by the expanding production and trade opportunities associated with the U.S. recovery. Canadian housing activity continues to be supported by low borrowing costs and reasonably healthy employment conditions. The recession in the euro zone may be on the verge of bottoming out alongside the competitive adjustments underway in many of the hardest hit countries and the continuing advance in Germany.

While the pace of growth also has slowed in Mexico as well as in many of the larger Latin American economies in which the Bank operates, new government initiatives and the U.S. rebound should help sustain continued growth.

In the context of this global economic environment, the Bank’s diversified business model continues to drive sustainable increases in revenue. This strategy combined with disciplined cost and risk management resulted in solid earnings growth. The Bank anticipates achieving its 2013 financial goals as outlined at the beginning of the year and is well positioned for 2014.

Scotiabank Third Quarter Report 2013    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Canadian Banking	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Business segment income
Net interest income	$1,423	$1,352	$1,197	$4,136	$3,527
Net fee and commission revenues	367	369	375	1,120	1,101
Net income from investments in associated corporations	2	–	5	11	6
Other operating income	8	25	43	34	52
Provision for credit losses	108	136	118	362	374
Operating expenses	893	869	793	2,623	2,332
Income tax expense	209	194	188	605	523
Net income	$590	$547	$521	$1,711	$1,457
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$1	$–	$2
Net income attributable to equity holders of the Bank	$590	$547	$520	$1,711	$1,455
Other measures
Return on economic equity(1)	36.5%	34.6%	41.7%	35.8%	39.6%
Average assets ($ billions)	$274	$273	$227	$271	$222
Average liabilities ($ billions)	$193	$191	$152	$190	$149
(1)	Refer to page 5 for a discussion of non-GAAP measures. Effective the first quarter of 2013 the Bank updated its economic equity methodology prospectively. The return measures for prior periods have not been restated for the revised methodology.

Q3 2013 vs Q3 2012

Canadian Banking reported record net income attributable to equity holders of $590 million, an increase of $70 million or 13% from the same period last year, driven by the acquisition of ING Bank of Canada (ING DIRECT), strong asset and deposit growth, and an increase in the margin, partly offset by lower other operating income. Return on economic equity decreased to 36.5% from 41.7% last year, mainly reflecting an increase in economic equity related to ING DIRECT.

Average assets rose $47 billion or 21% from the same quarter last year. The increase was due primarily to the acquisition of ING DIRECT as well as growth of $9 billion or 6% in residential mortgages, $4 billion or 27% in consumer auto loans and $2 billion or 6% in commercial lending (including banker’s acceptances). Adjusting for the impact of the sale of a non-strategic leasing business last year, the underlying increase in commercial lending was 7%.

Average deposits rose $41 billion or 28%, mainly from the acquisition of ING DIRECT and strong growth in retail, small business and commercial banking. Excluding the impact of ING DIRECT, retail banking experienced solid growth in chequing accounts of $1 billion or 7% and savings deposits of $2 billion or 8%. There was also growth of $2 billion or 9% in small business and commercial banking business operating accounts. This was partially offset by a decline in GICs of $2 billion or 4%.

Total revenues increased $180 million or 11% from the same period last year, with growth primarily in net interest income. Excluding the impact of ING DIRECT and the gain on sale of a non-strategic leasing business in the prior year, the underlying increase was $90 million or 6%.

Net interest income of $1,423 million was up $226 million or 19% from the same period last year. Excluding the impact of ING DIRECT, the underlying growth in net interest income was driven by strong asset and deposit growth and a two basis point increase in the margin. The total net interest margin decreased four basis points to 2.11% due entirely to the acquisition of ING DIRECT.

Net fee and commission revenues decreased $8 million or 2% from the same quarter last year, due primarily due to a reduction in card revenues offset by strong growth in other categories including higher fees from mutual fund sales.

Other operating income decreased $35 million from the same quarter last year due primarily to a gain on the sale of a non-strategic leasing business in the prior year.

The provision for credit losses was $108 million, down from $118 million in the same quarter last year, due mainly to lower provisions in commercial portfolios.

Operating expenses were up $100 million or 13%. Excluding the impact of ING DIRECT, underlying expenses were up 5% of which 3% was due to higher pension costs due to the continued low interest rate environment, and volume related costs.

24    Scotiabank Third Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2013 vs Q2 2013

Quarter over quarter, net income attributable to equity holders increased $43 million or 8% due primarily to the impact of a longer quarter and lower provisions for credit losses. Return on economic equity increased to 36.5% from 34.6% last quarter.

Average assets rose $1 billion or 1% from last quarter, mainly reflecting solid growth in consumer auto loans of $2 billion or 9%. Growth in bank originated residential mortgages was offset by ING DIRECT’s run off of broker and white label originated mortgages.

Average deposits grew $2 billion or 1% from last quarter, due to growth in small business and commercial banking business operating accounts and retail deposits.

Total revenues increased $54 million or 3% quarter over quarter, with growth in net interest income which was partly offset by both a decline in net fee and commission revenues and other operating income.

Net interest income of $1,423 million was up $71 million or 5% from last quarter, due mainly to solid asset growth, the impact of the longer quarter and a higher margin. The net interest margin increased three basis points to 2.11% from the previous quarter. This is primarily due to a favourable change in the mortgage portfolio as low-spread variable rate mortgages matured and were replaced at higher spreads.

Net fee and commission revenues decreased by $2 million or 1%, due primarily to a reduction in card revenues offset by strong growth in other categories including higher fees from mutual fund sales.

Other operating income decreased $17 million due to lower gains on investment securities.

The provision for credit losses was $108 million, down from $136 million in the previous quarter primarily reflecting lower provisions in commercial banking. In the retail portfolios, a moderate increase in mortgage provisions, primarily related to the flooding in Calgary, was more than offset by moderately lower provisions in other portfolios.

Operating expenses increased $24 million or 3% compared to last quarter due mainly to the impact of the longer quarter.

Year-to-date Q3 2013 vs Year-to-date Q3 2012

Canadian Banking reported net income attributable to equity holders of $1,711 million, an increase of $256 million or 18% from last year, driven by the acquisition of ING DIRECT, strong asset and deposit growth partly offset by lower other operating income. Return on economic equity decreased to 35.8% from 39.6% last year, mainly reflecting an increase in economic equity related to ING DIRECT.

Average assets rose $49 billion or 22% from last year. The increase was due primarily to the acquisition of ING DIRECT as well as growth of $11 billion or 7% in residential mortgages, $3 billion or 24% in consumer auto loans and $2 billion or 8% in commercial lending (including banker’s acceptances). Adjusting for the impact of the sale of a non-strategic leasing business last year, the underlying increase in commercial lending was 9%.

Average deposits rose $40 billion or 27%, mainly from the acquisition of ING DIRECT and strong growth in each of retail, small business and commercial banking. Retail Banking experienced solid organic growth in chequing accounts and savings deposits. There was also growth in small business and commercial banking business operating accounts.

Total revenues increased $615 million or 13% from last year, with growth in both net interest income and net fee and commission revenues, partly offset by lower operating income.

Net interest income of $4,136 million was up $609 million or 17% from last year. Excluding the impact of ING DIRECT, the underlying growth in net interest income was driven by strong asset and deposit growth. The net interest margin decreased seven basis points to 2.09% due entirely to the acquisition of ING DIRECT.

Net fee and commission revenues increased $19 million or 2% from last year, due primarily to strong growth across several categories including higher fees from mutual fund sales. This was offset by a reduction in card revenues.

Other operating income decreased $18 million as last year included a gain on the sale of a non-strategic leasing business. This was partially offset by higher net gains on investment securities.

The provision for credit losses was $362 million in Canadian Banking, down $12 million from last year due mainly to lower provisions in the commercial portfolios.

Operating expenses were up $291 million or 12%. Excluding the impact of ING DIRECT, underlying expenses were up 5% of which 3% was due to higher pension costs from the effect of the continued low interest rate environment. Operating leverage was positive 0.7% compared to the first nine months of 2012.

Scotiabank Third Quarter Report 2013    25

MANAGEMENT’S DISCUSSION & ANALYSIS

International Banking	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Business segment income
Net interest income	$1,263	$1,248	$1,175	$3,711	$3,315
Net fee and commission revenues	350	342	320	1,026	947
Net income from investments in associated corporations	300	127	104	559	281
Other operating income	92	131	93	313	263
Provision for credit losses	194	194	168	574	437
Operating expenses	1,091	1,029	937	3,096	2,708
Income tax expense	180	154	145	462	380
Net income	$540	$471	$442	$1,477	$1,281
Net income attributable to non-controlling interests in subsidiaries	$46	$52	$50	$148	$117
Net income attributable to equity holders of the Bank	$494	$419	$392	$1,329	$1,164
Other measures
Return on economic equity(1)	15.9%	13.8%	11.7%	14.6%	12.2%
Average assets ($ billions)	$122	$122	$112	$120	$108
Average liabilities ($ billions)	$79	$79	$72	$78	$69
(1)	Refer to page 5 for a discussion of non-GAAP measures. Effective the first quarter of 2013 the Bank updated its economic equity methodology prospectively. The return measures for prior periods have not been restated for the revised methodology.

Q3 2013 vs Q3 2012

International Banking reported net income attributable to equity holders of $494 million, an increase of $102 million or 26% from the same quarter last year. This included a non-recurring after-tax net benefit of $90 million from (i) the gain on sale of Thanachart Life Assurance Public Company Ltd. by Thanachart Bank, an associated corporation in Thailand ($150 million after tax), (ii) a valuation adjustment on acquisition-related receivables in Puerto Rico ($40 million after tax), and (iii) a restructuring charge in Uruguay ($20 million after tax). Excluding these items, net income was up $12 million or 3% driven by solid loan growth in Latin America and Asia and higher banking fees, partially offset by higher provisions for credit losses and expenses. Return on economic equity was 15.9% versus 11.7% last year.

Average assets were $122 billion this quarter, up $10 billion or 9% from the same period last year or 8% adjusting for favourable foreign currency translation. This was due primarily to retail loan growth of 12% and commercial loan growth of 9%. Retail loans were driven by strong 18% growth in Latin America and modest 3% growth in the Caribbean and Central America. Commercial loan growth was primarily driven by increases in Latin America of 14% and Pacific of 9%. Low cost deposit growth was 9% or 8% adjusting for foreign currency translation.

Total revenue was $2,005 million, an increase of $313 million or 18%. Excluding the noted gain from an associated corporation of $203 million (on a tax-normalized basis), revenue growth was $110 million or 7%, with good growth in both net interest income and other income.

Net interest income increased $88 million or 7% to $1,263 million reflecting strong loan and deposit growth, the positive impact of foreign currency translation and the acquisition of Credito Familiar in Mexico, offset by a decline in the interest margin.

Net fee and commission revenues increased $30 million or 9% to $350 million from higher retail and commercial fees in Latin America and the Caribbean.

Income from investments in associated corporations rose $196 million, including the non-recurring gain from an associated corporation noted earlier. Excluding this gain, this income was down $7 million with a lower contribution from an associated corporation in Venezuela as a result of lower earnings and currency devaluation.

Other operating income at $92 million was in line with the same period last year.

The provision for credit losses was $194 million this quarter, compared to $168 million in the same period last year. Retail provisions were higher in Mexico and Colombia, partially offset by a net benefit of $12 million that was included in the current period’s provision for credit losses in Colombia. The net benefit was due to the net amortization of the credit mark on acquired loans in Banco Colpatria in excess of actual losses, in line with the maturity of the acquired portfolio. Commercial provisions were relatively flat across all geographies.

Operating expenses of $1,091 million, which included the non-recurring pre-tax charges totaling $74 million noted above, increased $154 million or 16% versus the same quarter last year. Underlying expenses increased by $80 million or 9%, with approximately a third of the increase due to the acquisition of Credito Familiar, and the remainder in line with inflation and business driven growth, including the negative impact of foreign currency translation. Expense management remains a key priority.

The effective tax rate was relatively flat year over year.

26    Scotiabank Third Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2013 vs Q2 2013

Net income attributable to equity holders increased $75 million or 18% over last quarter. This increase reflects an after-tax net benefit of $90 million due to the non-recurring items noted earlier. Excluding these items, net income was down $15 million or 4% due primarily to unusually high gains on investment securities and stronger contributions from associated corporations last quarter. Return on economic equity was 15.9% versus 13.8% reflecting the increase in earnings.

Average assets were $122 billion this quarter, relatively flat from last quarter or up 1% adjusting for the negative foreign currency translation. Retail loan growth of 1% came from both Latin America and the Caribbean. Commercial loan growth was 1% primarily from Asia.

Total revenues were $2,005 million, an increase of $157 million or 8%. Excluding the noted gain from an associated corporation of $203 million (on a tax-normalized basis), revenues were down $46 million due primarily to lower investment securities gains, reduced underlying contributions from associated corporations and the negative impact of foreign currency translation.

Net interest income increased $15 million or 1% to $1,263 million reflecting modest loan growth partially offset by the negative impact of foreign currency translation and a decline in the interest margin. The latter was due to a change in business mix and slight margin compression in Latin America and the Caribbean.

Net fee and commission revenues increased $8 million or 2% to $350 million on higher retail and commercial banking revenues particularly in Latin America and the Caribbean.

Income from investments in associated corporations rose $173 million due mainly to the noted non-recurring gain from an associated corporation, partly offset by lower underlying earnings from Thanachart Bank.

Other operating income decreased by $39 million including lower gains on investment securities.

The provision for credit losses was $194 million this quarter, unchanged from last quarter. Moderately higher retail provisions in Mexico were offset by lower provisions in most of the other geographies, while commercial provisions were relatively flat across all geographies. The net benefit from the net amortization of the credit mark on acquired loans in Banco Colpatria in Colombia in excess of actual losses was $6 million lower than last quarter.

Operating expenses of $1,091 million rose $62 million or 6% this quarter. This increase was entirely due to the non-recurring charges noted earlier. Underlying expenses were flat this quarter, excluding these charges and the positive impact of foreign currency translation.

The effective tax rate was relatively flat from last quarter.

Year-to-date Q3 2013 vs Year-to-date Q3 2012

Net income attributable to equity holders increased by $165 million or 14% to $1,329 million. These results include an after-tax net benefit of $90 million from non-recurring items noted earlier. When excluding these items, net income increased by $75 million or 6%. This was driven by strong asset growth in Latin America, acquisitions of Banco Colpatria in Colombia and Credito Familiar in Mexico, higher underlying contributions from associated corporations, gains on investment securities, and the favourable impact of foreign currency translation. These were partially offset by higher provisions for credit losses and growth in expenses.

Return on economic equity was 14.6% versus 12.2% last year.

Average assets of $120 billion were up $12 billion or 10% compared to last year. This was driven by strong retail and commercial loan growth in Latin America including the acquisition of Banco Colpatria. Excluding acquisitions and the favourable foreign currency translation, underlying retail and commercial loan growth was 9% and 6%, respectively.

Revenues of $5,609 million were up by $803 million or 17%. Excluding the gain from an associated corporation noted earlier, revenues were $600 million or 12% higher. This was due to strong growth in net interest income, fee and commission revenue, net income from investments in associated corporations, net gains from securities and the favourable impact of foreign currency translation.

Net interest income of $3,711 million was up by $396 million or 12% driven by solid loan and deposit growth, and the acquisitions of Banco Colpatria and Credito Familiar. The margin increased primarily due to a shift in business mix.

Net fee and commission revenues increased $79 million or 8% to $1,026 million largely driven by the acquisition of Banco Colpatria in Colombia and higher retail and commercial fees in the Caribbean.

Net income from investments in associated corporations of $559 million was up $278 million. Excluding the non-recurring gain from an associated corporation the increase was $75 million or 27%, mainly reflecting a higher underlying contribution from Thanachart Bank.

Scotiabank Third Quarter Report 2013    27

MANAGEMENT’S DISCUSSION & ANALYSIS

Other operating income rose $50 million or 19% to $313 million primarily due to higher gains on investment securities in Latin America.

The provision for credit losses was $574 million, compared to $437 million in the same period last year. Retail provisions increased primarily in Colombia due to provisions on the post-acquisition portfolio and in Peru due mainly to growth and some softening of credit conditions. Lower commercial reversals in Latin America were somewhat offset by reduced commercial provisions in the Caribbean. Provisions for credit losses this year include a net benefit of $49 million due to the net amortization of the credit mark on acquired loans in Colombia.

Operating expenses of $3,096 million rose $388 million or 14% from last year, or $314 million or 12% excluding the non-recurring charges noted earlier. More than half of this underlying growth was driven by the acquisitions of Banco Colpatria and Credito Familiar. Other contributors to the growth were inflation driven increases, growth initiatives and the negative impact of foreign currency translation. Operating leverage, excluding the notable items this year was a positive 0.9% compared to the first nine month of 2012.

Global Wealth Management	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Business segment income
Net interest income	$121	$123	$128	$366	$377
Net fee and commission revenues	762	738	610	2,183	1,823
Net income from investments in associated corporations	59	54	50	169	157
Other operating income	107	99	98	310	293
Provision for credit losses	1	1	1	3	1
Operating expenses	616	591	509	1,777	1,529
Income tax expense	95	87	92	266	250
Net income	$337	$335	$284	$982	$870
Net income attributable to non-controlling interests in subsidiaries	$10	$9	$6	$28	$19
Net income attributable to equity holders of the Bank	$327	$326	$278	$954	$851
Other measures
Return on economic equity(1)	17.7%	18.5%	14.1%	17.8%	14.3%
Assets under administration ($ billions)	$311	$313	$272	$311	$272
Assets under management ($ billions)	$135	$135	$109	$135	$109
Average assets ($ billions)	$15	$14	$14	$14	$13
Average liabilities ($ billions)	$18	$18	$16	$17	$16
(1)	Refer to page 5 for a discussion of non-GAAP measures. Effective the first quarter of 2013 the Bank updated its economic equity methodology prospectively. The return measures for prior periods have not been restated for the revised methodology.

Q3 2013 vs Q3 2012

Global Wealth Management reported net income attributable to equity holders of $327 million this quarter, an increase of $49 million or 18% from the same quarter last year. Net income increased due to strong broad-based results in both the wealth management and insurance businesses. There were higher contributions from the investment in CI Financial due to improved performance and the impact of a non-recurring $12 million deferred tax charge last year. Growth in wealth management was driven by higher assets under management (AUM) and assets under administration (AUA) from net sales and improved financial market conditions. Return on economic equity was 17.7% compared to 14.1% last year.

AUM of $135 billion increased $26 billion or 24% from the same quarter last year, driven by net sales, improved financial markets, and the acquisition of Colfondos in Colombia which added $10 billion in AUM. AUA increased $39 billion or 14% to $311 billion driven by new client acquisitions, improved finan-

cial markets and the acquisition of Colfondos. AUM and AUA for the Bank’s investment in CI Financial are not included in these results.

Total revenues increased $163 million or 18% driven by strong growth across the wealth management and insurance businesses. Higher wealth management revenues were driven by strong growth in mutual funds fees, the acquisitions of Colfondos and AFP Horizonte in Peru and higher brokerage revenues. Higher mutual fund fees were due partly to the introduction of the fixed administration fees for the Dynamic funds in the fourth quarter of 2012, which replaced operating expenses that were previously incurred by or charged to these funds. This change has the impact of reporting higher revenues with corresponding higher expenses. The contribution from the investment in CI Financial increased from better underlying performance. Total revenue for the quarter was $1,049 million, of which approximately 85% was attributable to wealth management and 15% to global insurance, as compared to 84% and 16% last year.

28    Scotiabank Third Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Net interest income of $121 million declined by 6% as compared to the same quarter last year due to margin compression partly offset by growth in loans and deposits.

Net fee and commission revenues of $762 million increased by $152 million or 25% due mainly to higher mutual fund fees, stronger brokerage and pension revenues, acquisitions and increased global insurance sales.

Net income from investments in associated corporations increased by $9 million or 19%.

Other operating income of $107 million increased by $9 million or 9% due to higher global insurance revenues.

Operating expenses increased by $107 million or 21% from the same quarter last year due mainly to higher volume-related expenses, acquisitions and the inclusion of expenses for Dynamic funds that are now recovered through the fixed administration fee.

The effective tax rate was 21.9% compared to 24.4% last year. The decrease was due primarily to a deferred tax charge in the prior year.

Q3 2013 vs Q2 2013

Quarter over quarter, net income attributable to equity holders was up $1 million due to stronger wealth management results, partially offset by lower insurance earnings. Return on economic equity decreased to 17.7% from 18.5% due mainly to capital allocation for recent acquisitions.

Total revenue increased by $35 million or 3% quarter over quarter, mainly from the acquisition of AFP Horizonte, higher mutual fund fees and stronger brokerage revenues, offset by lower insurance income.

Quarter over quarter, AUM remained unchanged, while AUA decreased by $2 billion or 1%.

Net interest income declined by $2 million to $121 million this quarter due mainly to margin compression partially offset by growth in loans.

Net fee and commission revenues of $762 million increased by $24 million or 3% due mainly to acquisitions, higher mutual fund fees and stronger brokerage revenues.

Net income from associated corporations increased by $5 million or 10%.

Other operating income of $107 million increased by $8 million or 9% due to the prior quarter writedown on investment securities partly offset by lower insurance income.

Operating expenses increased by 4% from last quarter due mainly to the acquisition of AFP Horizonte, lower legal recoveries and higher volume-related costs.

The effective tax rate was 21.9% compared to 20.6% in the previous quarter due mainly to higher income in higher tax rate wealth businesses and a deferred tax charge in the current quarter.

Year-to-date Q3 2013 vs Year-to-date Q3 2012

On a year-to-date basis, net income attributable to equity holders increased by $103 million or 12% due to stronger broad-based results across the wealth management and insurance businesses. Growth in wealth management was driven by higher AUM and AUA from net sales, and improved financial markets. Return on economic equity increased to 17.8% from 14.3% last year.

Total revenue increased by $378 million or 14% compared to the same period last year, mainly from growth in mutual fund fees, strong brokerage and pension revenues and acquisitions. The higher mutual fund fees were due partly to the introduction of the fixed administration fees for the Dynamic funds in the fourth quarter of 2012, which replaced operating expenses that were previously incurred by or charged to these funds. Revenues also increased due to strong growth in global insurance.

Net interest income of $366 million declined by 3% due to margin compression partly offset by growth in loans and deposits.

Net fee and commission revenues of $2,183 million increased by $360 million or 20% mainly from strong global insurance and strong wealth management revenues driven by higher mutual fund fees, acquisitions and increases in brokerage and pension revenues.

Net income from associated corporations increased by $12 million or 8%.

Other operating income of $310 million increased by $17 million or 6% due mainly to higher global insurance revenues.

Operating expenses increased by 16% due mainly to higher volume-related expenses, acquisitions and the inclusion of Dynamic funds’ operating expenses that are now recovered through the fixed administration fees. Operating leverage was negative 2% due primarily to the impact of the change for Dynamic funds fixed administration fees.

The effective tax rate was 21.3% compared to 22.3% last year due mainly to a deferred tax change incurred in the prior year.

Scotiabank Third Quarter Report 2013    29

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Business segment income
Net interest income	$210	$212	$202	$639	$575
Net fee and commission revenues	328	337	289	970	908
Other operating income	384	352	419	1,163	1,182
Provision for credit losses	11	12	15	28	19
Operating expenses	394	396	374	1,196	1,129
Income tax expense	130	132	123	401	421
Net income	$387	$361	$398	$1,147	$1,096
Net income attributable to non-controlling interests in subsidiaries	1	–	1	1	1
Net income attributable to equity holders of the Bank	$386	$361	$397	$1,146	$1,095
Other measures
Return on economic equity(1)	29.4%	27.1%	29.0%	29.1%	27.1%
Average assets ($ billions)	$259	$254	$227	$251	$215
Average liabilities ($ billions)	$197	$193	$172	$188	$162
(1)	Refer to page 5 for a discussion of non-GAAP measures. Effective the first quarter of 2013 the Bank updated its economic equity methodology prospectively. The return measures for prior periods have not been restated for the revised methodology.

Q3 2013 vs Q3 2012

Global Banking and Markets contributed good results this quarter, reporting net income attributable to equity holders of $386 million. The decline of $11 million or 3%, was due to ongoing market driven challenges in the capital markets businesses compared to last year. This was mostly offset by stronger results in lending and investment banking. Return on economic equity was 29.4% this quarter compared to 29.0% in the same period last year.

Average assets increased $32 billion or 14% from the third quarter of last year. This increase was due mainly to growth of $24 billion in securities purchased under resale agreements, $14 billion in trading securities and $2 billion in corporate loans and acceptances. This was partly offset by a decline of $6 billion in derivative assets.

Total revenues this quarter were $922 million, a modest increase of $12 million or 1% compared to last year.

Net interest income was up $8 million or 4% from the same quarter last year, due mainly to higher loan origination fees, as well as loan growth in the U.S., Canada and Europe. Lending margins decreased slightly compared to last year.

Net fee and commission revenue of $328 million rose $39 million or 13% from last year, reflecting increases in credit fees in all regions, higher underwriting fees and stronger non-retail brokerage commissions.

Other operating income declined by $35 million or 8% year over year. The majority of the decline was due to ongoing challenges in the fixed income, commodities, and foreign exchange markets compared to a year ago.

The provision for credit losses declined $4 million or 27% to $11 million this quarter, compared to $15 million in the same quarter last year. This quarter’s new provisions were attributed mainly to the U.S. portfolio.

Operating expenses were $394 million, up $20 million or 5% from the same period last year due mainly to higher salaries and benefits, technology costs and support costs, partly offset by lower performance-related compensation.

The effective tax rate was 25.2% compared to 23.6% last year, due primarily to tax recoveries in the prior year.

Q3 2013 vs Q2 2013

Net income attributable to equity holders increased $25 million or 7% compared to the prior quarter. Stronger results in fixed income, investment banking, lending and foreign exchange more than offset a decline in precious metals and equities. Lower taxes also contributed to the improved results. Return on economic equity increased to 29.4% from 27.1%.

Average assets grew by $5 billion or 2% in the third quarter due to increases of $4 billion in securities purchased under resale agreements and $3 billion in trading securities, partly offset by a modest decline in corporate loans and acceptances.

Total revenues were $922 million this quarter, an increase of $21 million or 2% from the prior quarter.

Net interest income was $2 million or 1% lower than the prior quarter. While loan volumes and lending margins decreased modestly in the U.S., this was partly offset by the favourable impact of higher loan origination fees and three more days in the quarter.

Net fee and commission revenue decreased $9 million or 3% to $328 million as debt new issue underwriting fees declined from the strong levels last quarter. This was partly offset by an improvement in advisory fees, equity new issue underwriting fees and higher credit fees in Canada.

30    Scotiabank Third Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Other operating income increased by $32 million or 9% from the previous quarter to $384 million. Increases in the fixed income, commodities, and foreign exchange businesses were partly offset by lower results in the precious metals business.

The provision for credit losses was $11 million this quarter compared to $12 million in the prior quarter.

Operating expenses decreased by $2 million or 1%. The decrease was mainly driven by lower remuneration expenses, partly offset by higher support costs.

The effective tax rate was 25.2% compared to 26.7% in the previous quarter, mainly due to higher income in lower tax jurisdictions this quarter.

Year-to-date Q3 2013 vs Year-to-date Q3 2012

Global Banking and Markets reported strong net income attributable to equity holders of $1,146 million in the first nine months of the year. The increase of $51 million or 5% compared to the prior year was driven by stronger revenues in the lending businesses and the fixed income business, and by lower taxes. Return on economic equity was 29.1% compared to 27.1% in the same period last year.

Average assets increased $36 billion or 17% from the first nine months of last year. This increase was due mainly to growth of $22 billion in securities purchased under resale agreements, $18 billion in trading securities, and $5 billion in corporate loans and acceptances. This was partly offset by a decline of $7 billion in derivative assets.

Total revenues were $2,772 million, an increase of $107 million or 4% compared to the same period last year.

Net interest income increased $64 million or 11% year over year. This reflects growth in loans in the U.S., Canada and Europe, as well as a modest increase in lending margins. The prior year also included a loss on the early redemption of a note liability issued by the Bank’s U.S. multi-seller conduit.

Net fee and commission revenue of $970 million increased $62 million or 7% from last year, reflecting strong increases in debt underwriting fees, non-retail brokerage commissions and credit fees in Canada, the U.S. and Europe. This was partly offset by lower equity underwriting and advisory fees.

Other operating income declined by $19 million or 2% from the first nine months of last year. Higher revenues in the fixed income and equities businesses were partly offset by reduced revenues from the commodities, precious metals and foreign exchange businesses, and lower operating income related to the U.S. multi-seller conduit.

The provision for credit losses was $28 million compared to $19 million in the same period last year. There were higher provisions in the U.S. and Canada this year.

Operating expenses increased 6% to $1,196 million compared to the same period last year due mainly to higher salaries and benefits, technology and support costs, partly offset by lower performance-related compensation. Operating leverage was a negative 1.9% compared to the first nine months of 2012.

The effective tax rate decreased to 25.9% from 27.7% due mainly to higher income in lower tax jurisdictions this year.

Other(1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Business segment income
Net interest income(3)	$(87)	$(151)	$(135)	$(367)	$(371)
Net fee and commission revenues	(53)	(50)	(31)	(148)	(139)
Net income from investments in associated corporations	(94)	(45)	(48)	(186)	(120)
Other operating income(3)	(19)	(41)	618	(82)	660
Provision for credit losses	–	–	100	–	100
Operating expenses	(10)	(44)	5	(54)	(8)
Income tax expense(3)	(157)	(130)	(107)	(406)	(305)
Net income	$(86)	$(113)	$406	$(323)	$243
Net income attributable to non-controlling interests
Capital instrument equity holders	$8	$6	$(8)	$21	$18
Net income attributable to equity holders of the Bank	$(94)	$(119)	$414	$(344)	$225
Other measures
Average assets ($ billions)	$93	$92	$95	$93	$95
Average liabilities ($ billions)	$231	$230	$225	$232	$222
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Refer to page 5 for a discussion of non-GAAP measures.
(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes for the three months ended July 31, 2013 ($79), April 30, 2013 ($82), and July 31, 2012 ($77), and for the nine months ended July 31, 2013 ($235) and July 31, 2012 ($214) to arrive at the amounts reported in the Consolidated Statement of Income.

Scotiabank Third Quarter Report 2013    31

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2013 vs Q3 2012

The Other segment had a net loss attributable to equity holders of $94 million in the quarter, compared to a net income of $414 million last year. The prior year included an after-tax gain of $614 million on the sale of Scotia Plaza in Toronto and an increase in the collective allowance for credit losses on performing loans of $74 million after tax. Adjusting for these items, net income improved $32 million reflecting the impact of asset/liability management activities and higher net gains on investment securities.

Q3 2013 vs Q2 2013

The Other segment had a net loss attributable to equity holders of $94 million in the third quarter, compared to a net loss of $119 million in the prior quarter. The improvement was mainly from the impact of asset/liability management activities.

Year-to-date Q3 2013 vs Year-to-date Q3 2012

The Other segment had a net loss attributable to equity holders of $344 million in the first nine months ended this year, compared to a net income of $225 million. Last year’s net income was primarily impacted by the after-tax gains of $708 million from real estate asset sales, as well as an increase in the collective allowance for credit losses on performing loans of $74 million after tax. These were partially offset by lower operating expenses this year.

Total	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Business segment income
Net interest income	$2,930	$2,784	$2,567	$8,485	$7,423
Net fee and commission revenues	1,754	1,736	1,563	5,151	4,640
Net income from investments in associated corporations	267	136	111	553	324
Other operating income	572	566	1,271	1,738	2,450
Provision for credit losses	314	343	402	967	931
Operating expenses	2,984	2,841	2,618	8,638	7,690
Income tax expense	457	437	441	1,328	1,269
Net income	$1,768	$1,601	$2,051	$4,994	$4,947
Net income attributable to non-controlling interests	$65	$67	$50	$198	$157
Non-controlling interests in subsidiaries	57	61	58	177	139
Capital instrument equity holders	8	6	(8)	21	18
Net income attributable to equity holders of the Bank	$1,703	$1,534	$2,001	$4,796	$4,790
Other measures
Return on economic equity(1)	17.0%	16.2%	24.6%	16.6%	21.1%
Average assets ($ billions)	$763	$755	$675	$749	$653
Average liabilities ($ billions)	$718	$711	$637	$705	$618
(1)	Refer to page 5 for a discussion of non-GAAP measures.

32    Scotiabank Third Quarter Report 2013

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic highlights	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Geographic segment income
Canada	$979	$803	$1,407	$2,647	$2,805
United States	124	141	109	419	368
Mexico	90	119	91	288	235
Peru	75	86	74	258	248
Other international	569	492	475	1,558	1,391
Corporate adjustments	(69)	(40)	(105)	(176)	(100)
Net income	$1,768	$1,601	$2,051	$4,994	$4,947
Average assets ($ billions)
Canada	$441	$437	$383	$433	$375
United States	116	112	95	110	88
Mexico	21	21	19	21	20
Peru	15	15	13	15	12
Other international	146	145	138	144	130
Corporate adjustments	24	25	27	26	28
	$763	$755	$675	$749	$653

Quarterly Financial Highlights

	For the three months ended
	July 31 2013	April 30 2013	Jan. 31 2013	Oct. 31 2012	July 31 2012	April 30 2012	Jan. 31 2012	Oct. 31 2011
Total revenue ($ millions)	$5,523	$5,222	$5,182	$4,864	$5,512	$4,704	$4,621	$4,225
Total revenue (TEB(1)) ($ millions)	5,602	5,304	5,256	4,938	5,589	4,773	4,689	4,299
Net income ($ millions)	1,768	1,601	1,625	1,519	2,051	1,460	1,436	1,157
Basic earnings per share ($)	1.38	1.24	1.27	1.20	1.70	1.18	1.23	0.99
Diluted earnings per share ($)	1.37	1.23	1.25	1.18	1.69	1.15	1.20	0.97
(1)	Refer to page 5 for a discussion of non-GAAP measures.

Scotiabank Third Quarter Report 2013    33

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at July 31, 2013	Amount ($ millions)	Dividend	Dividend rate (%)	Number outstanding (000s)
Common shares (1)	$14,188	$0.60	–	1,203,152
Preferred shares
Preferred shares Series 12(2)	$300	$0.328125	5.25	12,000
Preferred shares Series 13(2)	300	0.300000	4.80	12,000
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	187	0.209375	3.35	7,498
Preferred shares Series 19(2)(3)(5)	158	0.192125	3.07	6,302
Preferred shares Series 20(2)(3)(6)	350	0.312500	5.00	14,000
Preferred shares Series 22(2)(3)(7)	300	0.312500	5.00	12,000
Preferred shares Series 24(2)(3)(8)	250	0.390600	6.25	10,000
Preferred shares Series 26(2)(3)(9)	325	0.390625	6.25	13,000
Preferred shares Series 28(2)(3)(10)	275	0.390625	6.25	11,000
Preferred shares Series 30(2)(3)(11)	265	0.240625	3.85	10,600
Preferred shares Series 32(2)(3)(12)	409	0.231250	3.70	16,346
Trust securities	Amount ($ millions)	Distri- bution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(13)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(13)	650	39.01	7.802	650
Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(14)(15)				24,164
(1)	Dividends on common shares are paid quarterly. As at August 16, 2013, the number of outstanding common shares and options was 1,203,300 thousand and 24,152 thousand, respectively.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 27 of the consolidated financial statements in the Bank’s 2012 Annual Report for further details).
(4)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends for the preferred shares Series 18, will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00. On April 26, 2013, 6,302 thousand of the 13,800 thousand non-cumulative preferred shares Series 18 were converted into non-cumulative preferred shares Series 19.
(5)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 2.05%, multiplied by $25.00, which will be reset quarterly until January 25, 2018.
(6)	Dividends, if and when declared, are for the initial five-year period ending on October 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(7)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(8)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by $25.00.
(9)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by $25.00.
(10)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by $25.00.
(11)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(12)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(13)	Each security is entitled to receive non-cumulative fixed cash distributions payable semi-annually (refer to Note 23 of the consolidated financial statements in the Bank’s 2012 Annual Report for further details).
(14)	Included are 777 thousand stock options with tandem stock appreciation rights (Tandem SAR) features.
(15)	During the first quarter of 2013, certain employees voluntarily renounced 2,835 thousand Tandem SARs while retaining their corresponding option for shares.

Further details, including convertibility features, are available in Notes 23, 26, 27 and 29 of the October 31, 2012 consolidated financial statements presented in the Bank’s 2012 Annual Report.

34    Scotiabank Third Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	July 31 2013	April 30 2013	October 31 2012
Assets
Cash and deposits with financial institutions(1)	5	$52,157	$55,157	$47,337
Precious metals		7,404	8,786	12,387
Trading assets
Securities	6(a)	91,829	93,588	74,639
Loans	6(b)	9,525	10,435	12,857
Other		491	243	100
		101,845	104,266	87,596
Financial assets designated at fair value through profit or loss		117	115	197
Securities purchased under resale agreements and securities borrowed(1)		80,169	85,316	66,189
Derivative financial instruments(1)		26,152	29,906	30,338
Investment securities	7	35,036	35,646	33,361
Loans
Residential mortgages		208,931	207,743	175,630
Personal and credit cards		73,189	71,427	68,277
Business and government(1)		118,322	118,715	111,549
		400,442	397,885	355,456
Allowance for credit losses	9(b)	3,205	3,212	2,969
		397,237	394,673	352,487
Other
Customers’ liability under acceptances		10,947	10,210	8,932
Property and equipment		2,228	2,265	2,260
Investments in associates	10	5,131	5,000	4,760
Goodwill and other intangible assets		10,589	10,464	8,692
Deferred tax assets		1,616	1,748	1,936
Other assets(1)		11,997	10,604	11,572
		42,508	40,291	38,152
Total assets		$742,625	$754,156	$668,044
Liabilities
Deposits
Personal	11	$169,934	$169,108	$138,051
Business and government(1)	11	303,560	313,961	291,361
Financial institutions(1)	11	32,460	34,827	34,178
		505,954	517,896	463,590
Other
Acceptances		10,947	10,210	8,932
Obligations related to securities sold short		24,572	25,080	18,622
Derivative financial instruments		30,196	33,602	35,299
Obligations related to securities sold under repurchase agreements and securities lent(1)		86,282	80,723	56,968
Subordinated debentures	12	7,020	7,087	10,143
Capital instruments	13	650	1,389	1,358
Other liabilities		31,677	33,962	31,753
		191,344	192,053	163,075
Total liabilities		697,298	709,949	626,665
Equity
Common equity
Common shares		14,188	13,904	13,139
Retained earnings		24,502	23,566	21,978
Accumulated other comprehensive income (loss)		233	351	(31)
Other reserves		194	191	166
Total common equity		39,117	38,012	35,252
Preferred shares		4,384	4,384	4,384
Total equity attributable to equity holders of the Bank		43,501	42,396	39,636
Non-controlling interests
Non-controlling interests in subsidiaries		1,094	1,066	966
Capital instrument equity holders		732	745	777
Total equity		45,327	44,207	41,379
Total liabilities and equity		$742,625	$754,156	$668,044

(1)	Amounts for October 31, 2012 have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 3).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2013    35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended				For the nine months ended
(Unaudited) ($ millions)	Note	July 31 2013	April 30 2013	July 31 2012	(1)	July 31 2013	July 31 2012	(1)
Revenue Interest income
Loans		$4,382	$4,291	$4,016		$12,969	$11,631
Securities		240	243	272		755	779
Securities purchased under resale agreements and securities borrowed		48	43	60		145	167
Deposits with financial institutions		74	73	69		214	218
		4,744	4,650	4,417		14,083	12,795
Interest expense
Deposits		1,549	1,575	1,550		4,710	4,448
Subordinated debentures		78	89	93		268	277
Capital instruments		23	29	35		80	104
Other		164	173	172		540	543
		1,814	1,866	1,850		5,598	5,372
Net interest income		2,930	2,784	2,567		8,485	7,423
Fee and commission revenues
Banking	18	871	852	815		2,572	2,362
Wealth management	18	640	618	535		1,855	1,617
Underwriting and other advisory		135	140	113		382	362
Non-trading foreign exchange		102	110	91		301	279
Other		82	89	75		259	218
		1,830	1,809	1,629		5,369	4,838
Fee and commission expenses		76	73	66		218	198
Net fee and commission revenues		1,754	1,736	1,563		5,151	4,640
Other operating income
Trading revenues	19	316	298	357		968	997
Net gain on sale of investment securities		100	106	10		278	121
Net income from investments in associated corporations		267	136	111		553	324
Insurance underwriting income, net of claims		108	116	100		332	289
Other		48	46	804		160	1,043
		839	702	1,382		2,291	2,774
Total revenue		5,523	5,222	5,512		15,927	14,837
Provision for credit losses		314	343	402		967	931
		5,209	4,879	5,110		14,960	13,906
Operating expenses
Salaries and employee benefits		1,612	1,571	1,476		4,779	4,347
Premises and technology		453	452	408		1,330	1,162
Depreciation and amortization		131	130	117		389	331
Communications		103	100	94		302	275
Advertising and business development		119	128	104		346	306
Professional		118	96	81		303	236
Business and capital taxes		73	70	62		210	180
Other		375	294	276		979	853
		2,984	2,841	2,618		8,638	7,690
Income before taxes		2,225	2,038	2,492		6,322	6,216
Income tax expense		457	437	441		1,328	1,269
Net income		$1,768	$1,601	$2,051		$4,994	$4,947
Net income attributable to non-controlling interests		$65	$67	$50		$198	$157
Non-controlling interests in subsidiaries		57	61	58		177	139
Capital instrument equity holders		8	6	(8)		21	18
Net income attributable to equity holders of the Bank		1,703	1,534	2,001		4,796	4,790
Preferred shareholders		54	55	55		164	165
Common shareholders		$1,649	$1,479	$1,946		$4,632	$4,625
Earnings per common share (in dollars):
Basic	20	$1.38	$1.24	$1.70		$3.88	$4.12
Diluted	20	$1.37	$1.23	$1.69		$3.85	$4.05

(1)	Amounts include the impact of the change in presentation of deposits with financial institutions and cash collateral on securities borrowed (Refer to Note 3).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

36    Scotiabank Third Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Net income	$1,768	$1,601	$2,051	$4,994	$4,947
Other comprehensive income (loss)
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(201)	242	279	235	104
Net gains (losses) on hedges of net investments in foreign operations	(4)	(186)	(27)	(270)	(7)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	–	1	–	–	–
Net gains (losses) on hedges of net investments in foreign operations	(3)	(49)	(33)	(74)	(28)
	(202)	104	285	39	125
Net change in unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	(126)	217	93	191	221
Reclassification of net (gains) losses to net income(1)	(22)	(166)	(99)	(156)	(134)
Income tax expense (benefit):
Net unrealized gains (losses) on investment securities	(36)	55	9	48	37
Reclassification of net (gains) losses to net income	(12)	(50)	(31)	(56)	(38)
	(100)	46	16	43	88
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	304	(63)	(50)	271	30
Reclassification of net (gains) losses to net income	(53)	2	37	(75)	112
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	80	(17)	(20)	72	1
Reclassification of net (gains) losses to net income	(12)	1	12	(19)	35
	183	(45)	(5)	143	106
Other comprehensive income from investments in associates	(6)	17	7	18	23
Other comprehensive income (loss)	(125)	122	303	243	342
Comprehensive income	$1,643	$1,723	$2,354	$5,237	$5,289
Comprehensive income attributable to non-controlling interests	$58	$50	$49	$177	$143
Non-controlling interests in subsidiaries	50	44	57	156	125
Capital instrument equity holders	8	6	(8)	21	18
Comprehensive income attributable to equity holders of the Bank	1,585	1,673	2,305	5,060	5,146
Preferred shareholders	54	55	55	164	165
Common shareholders	$1,531	$1,618	$2,250	$4,896	$4,981

(1)	Includes amounts related to qualifying hedges.

All items presented in other comprehensive income will be reclassified to the Consolidated Statement of Income in subsequent periods.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2013    37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)									Non-controlling interests
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Currency translation reserve	Available- for-sale reserve	Cash flow hedging reserve	Share from associates	Other reserves(2)		Total common equity	Preferred shares	Total common and preferred equity	Non-controlling interests in subsidiaries	Capital instrument equity holders	Total
Balance as at November 1, 2012	$13,139	$21,978	$(528)	$597	$ (135)	$35	$166		$35,252	$4,384	$39,636	$966	$777	$41,379
Net income	–	4,632	–	–	–	–	–		4,632	164	4,796	177	21	4,994
Other comprehensive income (loss)	–	–	58	46	142	18	–		264	–	264	(21)	–	243
Total comprehensive income	$–	$4,632	$58	$46	$142	$18	$–		$4,896	$164	$5,060	$156	$21	$5,237
Shares issued	1,049	1	–	–	–	–	(30)		1,020	–	1,020	–	–	1,020
Common dividends paid	–	(2,111)	–	–	–	–	–		(2,111)	–	(2,111)	–	–	(2,111)
Preferred dividends paid	–	–	–	–	–	–	–		–	(164)	(164)	–	–	(164)
Distributions to non-controlling interests	–	–	–	–	–	–	–		–	–	–	(69)	(66)	(135)
Share-based payments	–	–	–	–	–	–	32		32	–	32	–	–	32
Other	–	2	–	–	–	–	26	(3)	28	–	28	41 (4)	–	69
Balance as at July 31, 2013	$14,188	$24,502	$(470)	$643	$7	$53	$194		$39,117	$4,384	$43,501	$1,094	$732	$45,327

Balance as at November 1, 2011	$8,336	$18,421	$(697)	$441	$(251)	$10	$96		$26,356	$4,384	$30,740	$626	$874	$32,240
Net income	–	4,625	–	–	–	–	–		4,625	165	4,790	139	18	4,947
Other comprehensive income (loss)	–	–	134	94	105	23	–		356	–	356	(14)	–	342
Total comprehensive income	$–	$4,625	$134	$94	$105	$23	$–		$4,981	$165	$5,146	$125	$18	$5,289
Shares issued	2,827	8	–	–	–	–	(17)		2,818	–	2,818	–	–	2,818
Common dividends paid	–	(1,821)	–	–	–	–	–		(1,821)	–	(1,821)	–	–	(1,821)
Preferred dividends paid	–	–	–	–	–	–	–		–	(165)	(165)	–	–	(165)
Distributions to non-controlling interests	–	–	–	–	–	–	–		–	–	–	(33)	(115)	(148)
Share-based payments	–	–	–	–	–	–	31		31	–	31	–	–	31
Other	–	20	–	–	–	–	29	(3)	49	–	49	200 (4)	(7)	242
Balance as at July 31, 2012	$11,163	$21,253	$(563)	$535	$(146)	$33	$139		$32,414	$4,384	$36,798	$918	$770	$38,486
(1)	Includes undistributed retained earnings of $37 (July 31, 2012 – $36) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts on account of share-based payments (Refer to Note 15).
(3)	Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares (Refer to Note 15).
(4)	Includes changes to non-controlling interests arising from business combinations and divestures.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

38    Scotiabank Third Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the nine months ended
Sources (uses) of cash flows	July 31 2013	July 31 2012	July 31 2013	July 31 2012
Cash flows from operating activities
Net income	$1,768	$2,051	$4,994	$4,947
Adjustment for:
Net interest income	(2,930)	(2,567)	(8,485)	(7,423)
Depreciation and amortization	131	117	389	331
Provisions for credit losses	314	402	967	931
Equity-settled share-based payment expense	5	5	32	31
Net gain on investment securities	(100)	(10)	(278)	(121)
Net income from investments in associated corporations	(267)	(111)	(553)	(324)
Gain on sale of property and equipment	(1)	(736)	(13)	(859)
Provision for income taxes	457	441	1,328	1,269
Changes in operating assets and liabilities:
Trading assets	3,085	456	(13,072)	(18,331)
Securities purchased under resale agreements and securities borrowed(1)	6,280	(3,510)	(8,663)	(16,668)
Loans(1)	(2,207)	(9,730)	(12,658)	(22,940)
Deposits(1)	(14,633)	(3,004)	15	33,738
Obligations related to securities sold short	(852)	(1,326)	5,440	5,910
Obligations related to assets sold under repurchase agreements and securities lent(1)	4,730	8,351	27,258	24,599
Net derivative financial instruments(1)	756	1,337	(626)	1,728
Other, net(1)	(977)	1,307	5,246	1,998
Dividends received	308	265	867	769
Interest received	4,681	4,331	13,483	12,212
Interest paid	(2,244)	(2,007)	(5,874)	(5,736)
Income tax paid	(409)	(137)	(1,150)	(790)
Net cash from/(used in) operating activities	(2,105)	(4,075)	8,647	15,271
Cash flows from investing activities
Interest-bearing deposits with financial institutions(1)	3,445	3,648	(3,830)	(14,225)
Purchase of investment securities	(13,297)	(9,151)	(35,631)	(22,712)
Proceeds from sale and maturity of investment securities	13,749	7,522	38,755	22,442
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	102	121	(3,372)	(462)
Property and equipment, net of disposals	(51)	1,145	(128)	1,154
Other, net	(18)	(72)	(219)	(245)
Net cash from/(used in) investing activities	3,930	3,213	(4,425)	(14,048)
Cash flows from financing activities
Repayments/redemption of subordinated debentures	–	(10)	(3,010)	(20)
Redemption of capital instruments	(750)	(750)	(750)	(750)
Proceeds from common shares issued	283	193	931	2,234
Cash dividends paid	(773)	(683)	(2,275)	(1,986)
Distributions to non-controlling interests	(35)	(56)	(135)	(148)
Other, net	(892)	186	172	232
Net cash used in financing activities	(2,167)	(1,120)	(5,067)	(438)
Effect of exchange rate changes on cash and cash equivalents	24	(51)	47	(91)
Net change in cash and cash equivalents	(318)	(2,033)	(798)	694
Cash and cash equivalents at beginning of period(1)(2)	5,556	7,021	6,036	4,294
Cash and cash equivalents at end of period(1)(2)	$5,238	$4,988	$5,238	$4,988
(1)	Prior period amounts have been restated to reflect current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 3).
(2)	Represents cash and non-interest bearing deposits with financial institutions (Refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2013    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE Q3 2013

Condensed Interim Consolidated Financial Statements

Page	Note
41	1.	Reporting entity

41	2.	Basis of preparation

41	3.	Significant accounting policies

42	4.	Future accounting developments

42	5.	Cash and deposits with financial institutions

43	6.	Trading assets

43	7.	Investment securities

44	8.	Securitizations

45	9.	Impaired loans and allowance for credit losses

47	10.	Investments in associates

48	11.	Deposits

48	12.	Subordinated debentures

48	13.	Capital instruments

48	14.	Capital management

50	15.	Share-based payments

51	16.	Employee benefits

51	17.	Operating segments

54	18.	Fee and commission revenues

54	19.	Trading revenues

54	20.	Earnings per share

55	21.	Financial instruments

64	22.	Contractual maturities

66	23.	Business combinations

66	24.	Events after the Consolidated Statement of Financial Position date

40    Scotiabank Third Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is in line with the requirements of Section 308 of the Bank Act. These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

The condensed interim consolidated financial statements for the quarter ended July 31, 2013 have been approved for issue by the Board of Directors on August 27, 2013.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading
•	Financial assets and liabilities designated at fair value through profit or loss
•	Derivative financial instruments
•	Available-for-sale investment securities

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets, determination of the control of special purpose entities, hedge accounting, and provisions. Actual results could differ from these and other estimates.

3.	Significant accounting policies

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2012. The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s year end audited consolidated financial statements. Note 3 to the Bank’s 2012 annual consolidated financial statements describe the Bank’s accounting policies.

Scotiabank Third Quarter Report 2013    41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Changes in financial statement presentation in 2013

During the first quarter of 2013, Deposits with banks was changed to Deposits with financial institutions to include all deposits with bank and non-bank financial institutions. As a result, cash with non-bank financial institutions was retrospectively reclassified from Loans – business and government to Deposits with financial institutions.

Cash collateral for securities borrowed was retrospectively reclassified from Deposits with financial institutions and Loans – business and government to Securities purchased under resale agreements and securities borrowed to better reflect the nature of these balances. These presentation changes did not have an impact on the Bank’s financial position or its key performance metrics and are in line with industry practice.

The related interest income lines have also been retrospectively reclassified.

4.	Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

The IASB has issued a number of new and revised standards that are effective for the Bank on November 1, 2013 (refer to Note 4 in the Bank’s 2012 annual consolidated financial statements). While the Bank is assessing the impact of the adoption of these standards, there are two standards that may significantly impact measurement and valuation which are detailed below:

IAS 19 (Revised) – Employee Benefits, requires the value of the surplus/deficit of the defined benefit plans to be recorded on balance sheet, with actuarial gains and losses recognized in other comprehensive income (OCI).

As at October 31, 2012 the Bank’s benefit plans were in a net deficit position. On adoption, the Bank will recognize the deficit on the balance sheet by charging accumulated other comprehensive income (AOCI) and recording a corresponding increase in pension liabilities. The impact under the new standard is in the process of being finalized. Under the existing standard the deficit was $1,097 million at October 31, 2012, as reflected in

Note 31 of the Bank’s 2012 annual consolidated financial statements.

In addition, the Bank expects employee benefit expenses to increase under the new standard. As the standard is required to be applied retrospectively, the Bank expects a cumulative impact of a debit to opening retained earnings on adoption. The Bank has not yet finalized the full impact of adopting this standard.

IFRS 10 – Consolidated Financial Statements, introduces a single, principle-based control model focusing on three key elements: power over the relevant activities, exposure to variable returns and the ability to use the power to affect the returns. The standard also provides additional clarity and guidance on the role of principal or agent.

A key item that continues to be assessed for change in accounting under IFRS 10 is the de-consolidation of the trusts through which the Bank issues certain regulatory capital instruments. A de-consolidation of the trusts would result in a reclassification of non-controlling interest – capital instruments equity to deposit liabilities.

Based on the work done to date, except for the trusts mentioned above, the Bank does not expect the adoption of this standard to have a material impact on the Bank’s assets or liabilities.

5.	Cash and deposits with financial institutions

	As at
($ millions)	July 31 2013	April 30 2013	October 31 2012
Cash and non-interest-bearing deposits with financial institutions	$5,238	$5,556	$6,036
Interest-bearing deposits with financial institutions	46,919	49,601	41,301
Total	$52,157	$55,157	$47,337

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $4,009 million (April 30, 2013 – $3,705 million; October 31, 2012 – $3,473 million).

42    Scotiabank Third Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Trading assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

	As at
($ millions)	July 31 2013	April 30 2013	October 31 2012
Trading securities:
Canadian federal government debt	$14,075	$18,225	$13,535
Canadian provincial and municipal debt	7,510	7,778	4,633
U.S. treasury and other U.S. agencies’ debt	14,083	13,584	10,168
Other foreign governments’ debt	8,191	5,851	6,261
Common shares	37,673	36,441	30,417
Other	10,297	11,709	9,625
Total	$91,829	$93,588	$74,639
Total by currency (In Canadian equivalent):
Canadian dollar	$56,501	$60,485	$48,650
U.S. dollar	20,103	20,483	16,554
Mexican peso	2,115	1,728	1,726
Other currencies	13,110	10,892	7,709
Total trading securities	$91,829	$93,588	$74,639

(b)	Trading loans

The following table provides the geographic breakdown of the trading loans:

	As at
($ millions)	July 31 2013	April 30 2013	October 31 2012
Trading loans(1)(2)
U.S.(3)	$5,052	$5,053	$5,984
Europe(4)	1,911	2,248	3,108
Asia Pacific(4)	1,670	2,170	2,610
Canada(4)	111	201	134
Other(4)	781	763	1,021
Total	$9,525	$10,435	$12,857
(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans are denominated in U.S. dollars.
(3)	Includes trading loans that serve as a hedge to loan-based credit total return swaps of $2,771 (April 30, 2013 – $ 2,468; October 31, 2012 – $2,315), while the remaining relates to short-term precious metals trading and lending activities.
(4)	These loans are related to short-term precious metals trading and lending activities.

7.	Investment securities

Investment securities includes held-to-maturity securities of $174 million (April 30, 2013 – $ 174 million; October 31, 2012 – $190 million) and available-for-sale securities of $34,862 million (April 30, 2013 – $ 35,472 million; October 31, 2012 – $33,171 million).

Scotiabank Third Quarter Report 2013    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at July 31, 2013
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$7,320	$67	$1	$7,386
Canadian provincial and municipal debt	3,231	20	8	3,243
U.S. treasury and other U.S. agencies’ debt	3,882	2	4	3,880
Other foreign governments’ debt	10,183	108	39	10,252
Bonds of designated emerging markets	109	36	–	145
Other debt	6,120	263	50	6,333
Preferred shares	418	16	28	406
Common shares	2,567	720	70	3,217
Total available-for-sale securities	$33,830	$1,232	$200	$34,862

	As at April 30, 2013
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$8,556	$134	$1	$8,689
Canadian provincial and municipal debt	3,276	32	2	3,306
U.S. treasury and other U.S. agencies’ debt	3,522	6	3	3,525
Other foreign governments’ debt	9,741	133	22	9,852
Bonds of designated emerging markets	123	65	–	188
Other debt	5,994	282	37	6,239
Preferred shares	437	20	23	434
Common shares	2,561	716	38	3,239
Total available-for-sale securities	$34,210	$1,388	$126	$35,472

	As at October 31, 2012
($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$6,606	$127	$1	$6,732
Canadian provincial and municipal debt	3,260	39	–	3,299
U.S. treasury and other U.S. agencies’ debt	3,929	3	5	3,927
Other foreign governments’ debt	8,850	194	25	9,019
Bonds of designated emerging markets	124	73	–	197
Other debt	6,607	307	73	6,841
Preferred shares	442	18	45	415
Common shares	2,260	551	70	2,741
Total available-for-sale securities	$32,078	$1,312	$219	$33,171

The net unrealized gain on available-for-sale securities of $1,032 million (April 30, 2013 – gain of $1,262 million; October 31, 2012 – gain of $1,093 million) decreases to a net unrealized gain of $926 million (April 30, 2013 – gain of $1,074 million; October 31, 2012 – gain of $891 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

8.	Securitizations

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program, and/or third-party investors. The Trust issues securities to third-party investors. The Bank had previously sold MBS directly to CMHC under the Insured Mortgage Purchase (IMP) program.

The sale of mortgages under the above programs do not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

44    Scotiabank Third Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	July 31 2013(1)	April 30 2013(1)	October 31 2012(1)
Assets
Carrying value of residential mortgage loans	$17,468	$19,689	$16,253
Other related assets(2)	12,436	12,418	9,223
Liabilities
Carrying value of associated liabilities	30,265	32,463	25,706
(1)	The fair value of the transferred assets is $29,847 (April 30, 2013 – $32,023; October 31, 2012 – $25,737) and the fair value of the associated liabilities is $30,557 (April 30, 2013 – $32,933; October 31, 2012 – $26,042) for a net position of $(710) (April 30, 2013 – $(910); October 31, 2012 – $(305)).
(2)	These include trust permitted investment assets acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

9.	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)(3)

	As at
	July 31, 2013				April 30 2013	October 31 2012
($ millions)	Gross impaired loans	Allowance for credit losses		Net	Net	Net
Business and government	$1,428	$530	(4)	$898	$841	$959
Residential mortgages	1,258	379	(5)	879	876	960
Personal and credit cards	1,001	924	(5)	77	71	54
Total	$3,687	$1,833		$1,854	$1,788	$1,973
By geography:
Canada				$325	$356	$479
United States				122	117	118
Other international				1,407	1,315	1,376
Total				$1,854	$1,788	$1,973
(1)	Interest income recognized on impaired loans during the three months ended July 31, 2013 was $4 (April 30, 2013 – $6; October 31, 2012 – $6).
(2)	Additional interest income of approximately $66 would have been recorded if the above loans had not been classified as impaired (April 30, 2013 – $67; October 31, 2012 – $65).
(3)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Allowance for credit losses for business and government loans is individually assessed.
(5)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.

Scotiabank Third Quarter Report 2013    45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Allowance for credit losses

	As at and for the nine months ended
	July 31, 2013
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period
Individual	$461	$(146)	$81	$114	$20	$530
Collective	2,420	(926)	248	840	(7)	2,575
Total before FDIC guaranteed loans	2,881	(1,072)	329	954	13	3,105
FDIC guaranteed loans(1)	88	–	–	13	(1)	100
Total allowances	$2,969	$(1,072)	$329	$967	$12	$3,205

	As at and for the six months ended
	April 30, 2013
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period
Individual	$461	$(90)	$67	$82	$8	$528
Collective	2,420	(582)	164	562	24	2,588
Total before FDIC guaranteed loans	2,881	(672)	231	644	32	3,116
FDIC guaranteed loans(1)	88	–	–	9	(1)	96
	$2,969	$(672)	$231	$653	$31	$3,212

	As at and for the twelve months ended
	October 31, 2012
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$484	$(200)	$80	$149	$(52)	$461
Collective	2,138	(1,098)	291	1,086	3	2,420
Total before FDIC guaranteed loans	2,622	(1,298)	371	1,235	(49)	2,881
FDIC guaranteed loans(1)	67	–	4	17	–	88
	$2,689	$(1,298)	$375	$1,252	$(49)	$2,969

Represented by:

	As at
($ millions)	July 31 2013	April 30 2013	October 31 2012
Allowance against impaired loans	$1,833	$1,844	$1,609
Allowance against performing loans(2)	1,272	1,272	1,272
Total before FDIC guaranteed loans	3,105	3,116	2,881
FDIC guaranteed loans(1)	100	96	88
	$3,205	$3,212	$2,969
(1)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(2)	The allowance for performing loans is attributable to business and government loans ($955) (April 30, 2013 – ($961); October 31, 2012 – ($965)) with the remainder allocated to personal and credit card loans ($131) (April 30, 2013 – ($131); October 31, 2012 – ($121)) and residential mortgages ($186) (April 30, 2013 – ($180); October 31, 2012 – ($186)).

(c)	Total FDIC guaranteed loans

	As at
($ millions)	July 31 2013	April 30 2013	October 31 2012
R-G Premier Bank
Unpaid principal balance	$3,001	$3,068	$3,284
Fair value adjustments	(529)	(565)	(648)
Net carrying value	2,472	2,503	2,636
Allowance for credit losses	(100)	(96)	(88)
	$2,372	$2,407	$2,548

46    Scotiabank Third Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under this agreement, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. As at July 31, 2013, the carrying value of loans guaranteed by FDIC was $2.4 billion (April 30, 2013 – $2.4 billion; October 31, 2012 – $2.5 billion) with a net receivable of $396 million (April 30, 2013 – $471 million; October 31, 2012 – $534 million) from the FDIC included in Other assets in the Consolidated Statement of Financial Position.

(d)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either less than 90 days past due, or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at July 31, 2013(2)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,304	$461	$174	$1,939
Personal and credit cards	493	247	39	779
Business and government	199	110	155	464
Total	$1,996	$818	$368	$3,182

	As at April 30, 2013(2)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,311	$483	$180	$1,974
Personal and credit cards	487	239	46	772
Business and government	231	120	134	485
Total	$2,029	$842	$360	$3,231

	As at October 31, 2012(2)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,232	$424	$184	$1,840
Personal and credit cards	451	219	47	717
Business and government	220	95	199	514
Total	$1,903	$738	$430	$3,071
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loan related to the acquisition of R-G Premier Bank of Puerto Rico.

10.	Investments in associates

The Bank had significant investments in the following associates:

	As at
						July 31 2013	April 30 2013	October 31 2012
($ millions)	Country of incorporation	Nature of business	Ownership percentage		Date of financial statement(1)	Carrying value	Carrying value	Carrying value
CI Financial Corp.(2)	Canada	Wealth Management	36.9%		June 30, 2013	$2,559	$2,543	$2,511
Thanachart Bank Public Company Limited(3)	Thailand	Banking	49.0%		June 30, 2013	1,841	1,752	1,570
Maduro & Curiel’s Bank N.V.	Curacao	Banking	48.2%		June 30, 2013	183	175	168
Bank of Xi’an Co. Ltd.	China	Banking	19.0%	(4)	June 30, 2013	270	264	227
Banco del Caribe	Venezuela	Banking	26.6%		June 30, 2013	143	124	142
(1)	Represents the date of the most recent published financial statements; where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Based on the quoted price on the Toronto Stock Exchange (TSX) of CI Financial Corp. as at July 31, 2013, the Bank’s investment in CI Financial Corp. was valued at $3,246 (April 30, 2013 – $2,951; October 31, 2012 – $2,442).
(3)	Thanachart Bank completed its sale of 100% of its equity interest in its wholly owned subsidiary, Thanachart Life Assurance Public Company Limited to Prudential Life Assurance for a total cash consideration of Thai Baht 18.4 billion (approximately $620 million). The Bank recorded its 49% share of the gain $150 on this transaction as part of its equity pick up.
(4)	The Bank has the ability to exercise significant influence through its representation on the Board of Directors. In the first quarter of 2013, the Bank increased its equity interest in Bank of Xi’an Co. Ltd. by acquiring an additional 0.9% for approximately $10.

Scotiabank Third Quarter Report 2013    47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Deposits

	As at
	July 31, 2013					April 30 2013	October 31 2012
	Payable on demand		Payable after notice	Payable on a fixed date	Total
($ millions)	Interest- bearing	Non-interest bearing
Personal	$4,315	$4,280	$83,958	$77,381	$169,934	$169,108	$138,051
Business and government	46,978	15,481	22,575	218,526	303,560	313,961	291,361
Financial institutions	2,323	1,275	1,275	27,587	32,460	34,827	34,178
Total	$53,616	$21,036	$107,808	$323,494	$505,954	$517,896	$463,590
Recorded in:
Canada					$343,273	$353,953	$308,085
United States					73,570	72,183	68,672
U.K.					13,776	17,057	15,561
Mexico					11,115	10,477	9,046
Peru					9,144	8,210	8,064
Chile					6,001	6,060	5,597
Colombia					5,997	6,278	5,698
Other International					43,078	43,678	42,867
Total(1)					$505,954	$517,896	$463,590
(1)	Deposits denominated in U.S. dollars amount to $180,501 (April 30, 2013 – $187,511; October 31, 2012 – $175,445) deposits denominated in Mexican pesos amount to $9,860 (April 30, 2013 – $9,697; October 31, 2012 – $8,251) and deposits denominated in other foreign currencies amount to $41,707 (April 30, 2013 – $43,366; October 31, 2012 – $40,858).

Refer to Note 22 for contractual maturities for deposits, which provides maturities less than one month, one to three months, three to six months, six to nine months, nine to twelve months, one to three years, three to five years and over five years.

12.	Subordinated debentures

On November 1, 2012, Scotiabank Subordinated Notes Trust redeemed all outstanding 5.25% Trust Subordinated Notes – Series A for 100% of their principal amount of $1 billion, plus accrued interest to the redemption date.

On January 31, 2013, the Bank redeemed all outstanding 5.30% debentures due January 2018 for 100% of their principal amount of $300 million, plus accrued interest to the redemption date.

On March 20, 2013, the Bank repurchased US$10 million of Floating Rate Subordinated Debentures due August 2085.

On March 27, 2013, the Bank redeemed all outstanding 4.99% debentures due March 2018 for 100% of their principal amount of $1.7 billion, plus accrued interest to the redemption date.

13.	Capital instruments

On June 30, 2013, Scotiabank Capital Trust redeemed all outstanding Scotiabank Trust Securities – Series 2003-1 for 100% of their principal amount of $750 million, plus accrued and indicated distribution to the redemption date.

14.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by the BCBS and commonly referred to as Basel III.

Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, Common Equity Tier 1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets.

Basel III introduced a new category of capital, Common Equity Tier 1 (CET1), which consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in the common equity of other financial institutions. In addition, new or revised capital components included in common equity are unrealized losses on securities and reduced amounts for non-controlling interests.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional capital components to common equity. Non-qualifying capital instruments will be phased out over 10 years and the capital conservation buffer will be phased in over 5 years.

As of January 2019, under the BCBS rules the Bank will be required to meet new minimum requirements of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%. Including the capital conservation buffer, the minimum Tier 1 ratio will be 8.5%, and the Total capital ratio will be 10.5%.

OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms in 2013, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’), and achieve a minimum 7% common equity target, by the first quarter of 2013.

Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures. Under the Basel framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. The Bank uses the Advanced Internal Ratings Based Approach (AIRB) to compute credit risk for material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolio. The Bank continues to assess the remaining portfolios for the application of AIRB in the future. In 2012, the Bank implemented the Basel Committee’s revised market risk framework. The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

Scotiabank Third Quarter Report 2013    49

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Bank’s Common Equity Tier 1, Tier 1 and Total capital are composed of the following:

As at
July 31, 2013	April 30, 2013	October 31 2012(1)
(unaudited) ($ millions)	Basel III All-in	Basel III Transitional(2)	Basel III All-in	Basel III Transitional(2)	Basel II
Total common equity(1)	$39,117	$39,117	$38,012	$38,012	$34,755
Qualifying non-controlling interests in common equity of subsidiaries	454	–	447	–	966
Goodwill and non-qualifying intangibles, net of deferred tax liabilities	(9,677)	–	(9,552)	–	(5,239)
Threshold related deductions	(3,446)	–	(3,600)	–	–
Net deferred tax assets (excluding those arising from temporary differences)	(756)	–	(751)	–	–
Other Common Equity Tier 1 capital deductions	(504)	(2,244)	(543)	(2,206)	–
Common Equity Tier 1 capital	$25,188	$36,873	$24,013	$35,806	n/a
Preferred shares(3)	4,384	4,384	3,945	3,945	4,384
Capital instrument liabilities – trust securities(3)	1,400	1,400	1,935	1,935	2,150
Other Tier 1 capital adjustments(4)	69	(5,784)	68	(5,880)	(2,580)
Net Tier 1 capital	$31,041	$36,873	$29,961	$35,806	$34,436
Subordinated debentures, net of amortization(3)	6,770	6,770	7,087	7,087	9,893
Other Tier 2 capital adjustments(4)	1,137	(400)	1,156	(408)	(2,136)
Total regulatory capital	$38,948	$43,243	$38,204	$42,485	$42,193
Total risk-weighted assets	$282,309	$287,011	$280,747	$285,468	$253,309
Capital ratios
Common Equity Tier 1 capital ratio	8.9%	12.8%	8.6%	12.5%	n/a
Tier 1 capital ratio	11.0%	12.8%	10.7%	12.5%	13.6%
Total capital ratio	13.8%	15.1%	13.6%	14.9%	16.7%
Assets-to-capital multiple(5)	17.1	x	17.1	x	17.5	x	17.5	x	15.0	x
(1)	The October 31, 2012 balance excludes components of accumulated other comprehensive income not eligible for Basel II Tier 1 Capital.
(2)	Common Equity Tier 1 capital adjustments under the transitional approach include all-in deductions multiplied by an annual transitional factor (0% in 2013) and also include an adjustment for Additional Tier 1 deductions for which there is insufficient Additional Tier 1 Capital.
(3)	Non-qualifying capital investments are subject to a phase-out over 10 years.
(4)	Other Tier 1/Tier 2 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries, in addition, Tier 2 includes eligible collective allowance and excess allowance. For the transitional approach, other Tier 1/Tier 2 capital adjustments include the amount of the Common Equity Tier 1 regulatory adjustment not deducted that were Tier 1/Tier 2 deductions under Basel II (such as 50% of significant investments in financial institutions).
(5)	Under Basel III, asset-to-capital multiple is calculated by dividing the Bank’s total assets, including specific off-balance sheet items, by total regulatory capital on a transitional basis.

The Bank substantially exceeded the OSFI capital target as at July 31, 2013. OSFI has also prescribed an asset-

to-capital leverage multiple and the Bank was in compliance with this threshold as at July 31, 2013.

15.	Share-based payments

During the first quarter, the Bank granted 3,982,476 options with an exercise price of $55.63 per option and a weighted average fair value of $8.15 to selected employees, under the terms of the Employee Stock Option Plan.

The Bank recorded an increase to equity – other reserves of $5 million and $32 million for the three months and nine months ended July 31, 2013, respectively, (July 31, 2012 – $5 million and $31 million) as a result of equity – classified share-based payment expense.

Renouncement of Tandem SARs

During the first quarter, certain employees voluntarily renounced 2,835,008 tandem stock appreciation rights (Tandem SARs) while retaining their corresponding option for shares. As a result, the stock options are not required to be re-valued and the existing accrued liability of $36 million and related deferred tax asset of $10 million were reclassified to equity, resulting in a net increase to equity – other reserves of $26 million. The remaining 777,127 outstanding Tandem SARs continue to be liability-classified and re-measured to fair value at each reporting period.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended			For the nine months ended
($ millions)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Benefit expenses
Pension plans	$59	$58	$35	$175	$125
Other post-retirement, post-employment benefit plans	22	25	30	72	91
	$81	$83	$65	$247	$216
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

17.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s 2012

Annual Report. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
–	the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and other operating income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets, allocated by these operating segments, are as follows:

	For the three months ended July 31, 2013
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,423	$1,263	$121	$210	$(87)	$2,930
Net fee and commission revenues	367	350	762	328	(53)	1,754
Net income from investments in associated corporations	2	300	59	–	(94)	267
Other operating income	8	92	107	384	(19)	572
Provision for credit losses	108	194	1	11	–	314
Operating expenses	893	1,091	616	394	(10)	2,984
Provision for income taxes	209	180	95	130	(157)	457
Net income	$590	$540	$337	$387	$(86)	$1,768
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	–	46	10	1	–	57
Capital instrument equity holders	–	–	–	–	8	8
Net income attributable to equity holders of the Bank	$590	$494	$327	$386	$(94)	$1,703
Average assets ($ billions)	$274	$122	$15	$259	$93	$763
Average liabilities ($ billions)	$193	$79	$18	$197	$231	$718
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($79) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended April 30, 2013
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,352	$1,248	$123	$212	$(151)	$2,784
Net fee and commission revenues	369	342	738	337	(50)	1,736
Net income from investments in associated corporations	–	127	54	–	(45)	136
Other operating income	25	131	99	352	(41)	566
Provision for credit losses	136	194	1	12	–	343
Operating expenses	869	1,029	591	396	(44)	2,841
Provision for income taxes	194	154	87	132	(130)	437
Net income	$547	$471	$335	$361	$(113)	$1,601
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	–	52	9	–	–	61
Capital instrument equity holders	–	–	–	–	6	6
Net income attributable to equity holders of the Bank	$547	$419	$326	$361	$(119)	$1,534
Average assets ($ billions)	$273	$122	$14	$254	$92	$755
Average liabilities ($ billions)	$191	$79	$18	$193	$230	$711
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($82) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended July 31, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,197	$1,175	$128	$202	$(135)	$2,567
Net fee and commission revenues	375	320	610	289	(31)	1,563
Net income from investments in associated corporations	5	104	50	–	(48)	111
Other operating income	43	93	98	419	618	1,271
Provision for credit losses	118	168	1	15	100	402
Operating expenses	793	937	509	374	5	2,618
Provision for income taxes	188	145	92	123	(107)	441
Net income	$521	$442	$284	$398	$406	$2,051
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	1	50	6	1	–	58
Capital instrument equity holders	–	–	–	–	(8)	(8)
Net income attributable to equity holders of the Bank	$520	$392	$278	$397	$414	$2,001
Average assets ($ billions)	$227	$112	$14	$227	$95	$675
Average liabilities ($ billions)	$152	$72	$16	$172	$225	$637
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($77) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the nine months ended July 31, 2013
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$4,136	$3,711	$366	$639	$(367)	$8,485
Net fee and commission revenues	1,120	1,026	2,183	970	(148)	5,151
Net income from investments in associated corporations	11	559	169	–	(186)	553
Other operating income	34	313	310	1,163	(82)	1,738
Provision for credit losses	362	574	3	28	–	967
Operating expenses	2,623	3,096	1,777	1,196	(54)	8,638
Provision for income taxes	605	462	266	401	(406)	1,328
Net income	$1,711	$1,477	$982	$1,147	$(323)	$4,994
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	–	148	28	1	–	177
Capital instrument equity holders	–	–	–	–	21	21
Net income attributable to equity holders of the Bank	$1,711	$1,329	$954	$1,146	$(344)	$4,796
Average assets ($ billions)	$271	$120	$14	$251	$93	$749
Average liabilities ($ billions)	$190	$78	$17	$188	$232	$705
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($235) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the nine months ended July 31, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$3,527	$3,315	$377	$575	$(371)	$7,423
Net fee and commission revenues	1,101	947	1,823	908	(139)	4,640
Net income from investments in associated corporations	6	281	157	–	(120)	324
Other operating income	52	263	293	1,182	660	2,450
Provision for credit losses	374	437	1	19	100	931
Operating expenses	2,332	2,708	1,529	1,129	(8)	7,690
Provision for income taxes	523	380	250	421	(305)	1,269
Net income	$1,457	$1,281	$870	$1,096	$243	$4,947
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	2	117	19	1	–	139
Capital instrument equity holders	–	–	–	–	18	18
Net income attributable to equity holders of the Bank	$1,455	$1,164	$851	$1,095	$225	$4,790
Average assets ($ billions)	$222	$108	$13	$215	$95	$653
Average liabilities ($ billions)	$149	$69	$16	$162	$222	$618
(1)	Refer to page 5 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes of ($214), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18.	Fee and commission revenues

The following table presents details of banking revenues and wealth management revenues in fee and commission revenues.

	For the three months ended			For the nine months ended
($ millions)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Banking
Card revenues	$190	$198	$198	$604	$565
Deposit and payment services	287	273	280	837	802
Credit fees	241	236	223	710	665
Other	153	145	114	421	330
Total banking revenues	$871	$852	$815	$2,572	$2,362
Wealth management
Mutual funds	$326	$317	$278	$951	$830
Brokerage fees	220	207	174	629	539
Investment management and trust	94	94	83	275	248
Total wealth management revenues	$640	$618	$535	$1,855	$1,617

19.	Trading revenues

The following table presents details of trading revenues.

	For the three months ended			For the nine months ended
($ millions)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Interest rate and credit	$160	$121	$183	$442	$401
Equities	38	26	37	79	97
Commodities	87	85	102	278	335
Foreign exchange(1)	47	46	52	148	175
Other(1)	(16)	20	(17)	21	(11)
Revenue from trading operations	$316	$298	$357	$968	$997
(1)	Prior period amounts have been restated to conform with current period presentation.

20.	Earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Basic earnings per common share
Net income attributable to common shareholders	$1,649	$1,479	$1,946	$4,632	$4,625
Average number of common shares outstanding (millions)	1,198	1,193	1,142	1,192	1,122
Basic earnings per common share(1) (in dollars)	$1.38	$1.24	$1.70	$3.88	$4.12
Diluted earnings per common share
Net income attributable to common shareholders	$1,649	$1,479	$1,946	$4,632	$4,625
Adjustments to net income due to:(2)
Capital instruments	1	8	9	19	45
Share-based payment options and others	2	2	(1)	(2)	(11)
Adjusted income attributable to common shareholders	$1,652	$1,489	$1,954	$4,649	$4,659
Average number of common shares outstanding (millions)	1,198	1,193	1,142	1,192	1,122
Adjustments to average shares due to:(2) (millions)
Capital instruments	2	14	15	11	25
Share-based payment options and others	7	6	3	4	4
Average number of diluted common shares outstanding (millions)	1,207	1,213	1,160	1,207	1,151
Diluted earnings per common share(1) (in dollars)	$1.37	$1.23	$1.69	$3.85	$4.05
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain grants of tandem stock appreciation rights or options, including obligations of the Bank to purchase non-controlling interests that may, at the Bank’s option, be settled by issuing common shares, were antidilutive for the periods presented and, as a result, were not included in the calculation of diluted earnings per share.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The calculation of diluted earnings per share includes the dilutive impact of certain capital instruments (Scotiabank Trust Securities – Series 2002-1 and Series 2003-1) for the periods these instruments were outstanding. The impact on the dilutive earnings per share of including these instruments was $nil for the three months ended July 31, 2013 (April 30, 2013 – $0.01, July 31, 2012 – $0.01) and $0.02 for the nine months ended July 31, 2013 (July 31, 2012 – $0.05).

The calculation also includes the dilutive impact of share-based payment options, including tandem stock appreciation rights (TSARs).

During the first quarter, 2,835,008 Tandem SARs were voluntarily renounced by certain employees while retaining their corresponding option for shares (refer to Note 15). The impact of the renouncement is not material to the diluted earnings per share.

21.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2012.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel framework utilized by the Bank. The Bank uses the advanced internal ratings based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	July 31, 2013(2)			April 30 2013(2)	October 31 2012
		Basel III		Basel III	Basel II
($ millions)	AIRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail(3)
Drawn(4)	$251,381	$47,405	$298,786	$304,112	$290,380
Undrawn commitments	55,883	3,244	59,127	56,425	55,397
Other exposures(5)	75,233	2,237	77,470	76,071	61,379
Total non-retail	$382,497	$52,886	$435,383	$436,608	$407,156
Retail
Drawn(6)	$152,693	$40,134	$192,827	$188,551	$152,126
Undrawn commitments	25,845	–	25,845	25,214	24,121
Total retail	$178,538	$40,134	$218,672	$213,765	$176,247
Total	$561,035	$93,020	$654,055	$650,373	$583,403
(1)	After credit risk mitigation and excludes available-for-sale equity securities and other assets.
(2)	Effective November 1, 2012, risk-weighted assets are computed under Basel III.
(3)	Non-retail AIRB drawn exposures include government guaranteed mortgages.
(4)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and available-for-sale debt securities.
(5)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, over-the-counter derivatives and repo-style transactions net of related collateral.
(6)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. As at July 31, 2013, April 30, 2013, and October 31, 2012, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since April 30, 2013.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of July 31, 2013, 56% (April 30, 2013 – 58%; October 31, 2012 – 60%) of the Canadian banking residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the portfolio is 56% (April 30, 2013 – 55%; October 31, 2012 – 54%).

Retail standardized portfolio

The retail standardized portfolio of $40 billion as at July 31, 2013 (April 30, 2013 – $40 billion; October 31, 2012 – $36 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $21 billion (April 30, 2013 – $20 billion; October 31, 2012 – $19 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board.

The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

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Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	July 31, 2013						April 30, 2013		July 31, 2012
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+ 100 bps	$(2)	$23	$21	$(517)	$(309)	$(826)	$13	$(732)	$102	$(243)
- 100 bps	3	(45)	(42)	281	263	544	(16)	521	(34)	152
+ 200 bps	$(5)	$46	$41	$(1,133)	$(606)	$(1,739)	$29	$(1,551)	$213	$(531)
- 200 bps	(4)	(106)	(110)	574	416	990	(40)	662	(102)	183

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.

As at July 31, 2013, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $52 million (April 30, 2013 – $33 million; July 31, 2012 –

$38 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at July 31, 2013, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $208 million (April 30, 2013 – $198 million; July 31, 2012 – $175 million), net of hedging.

Equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 7.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

One-day VaR by risk factor
	For the three months ended			As at	As at
	July 31, 2013			July 31 2013	April 30 2013	July 31 2012
($ millions)	Average	High	Low
Interest rate	$10.1	$13.6	$7.8	$10.2	$10.4	$10.1
Equities	2.9	4.3	1.9	3.2	2.3	2.3
Foreign exchange	1.1	2.3	0.4	1.6	0.6	0.7
Commodities	1.9	2.9	1.2	2.2	2.8	2.2
Debt specific	13.9	17.3	10.2	14.1	11.4	15.3
Diversification	(12.5)	N/A	N/A	(14.2)	(13.5)	(12.4)
All-Bank VaR	$17.4	$21.1	$13.2	$17.1	$14.0	$18.2
All-Bank Stressed VaR	$33.8	$38.5	$28.2	$29.5	$31.8	$37.4

Below are the market risk requirements as at July 31, 2013.

($ millions)
All-Bank VaR	$190
All-Bank Stressed VaR	414
Incremental Risk Charge	269
Comprehensive Risk Measure	139
CRM Surcharge	113
Standardized Approach	33
Total market risk capital	$1,158	(1)
(1)	Equates to $14.5 billion of risk-weighted assets.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The bulk of the Bank’s market risk capital is determined using models approved by OSFI. A small minority is also generated using the standardized market risk approach.

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

The Bank has elected to designate certain portfolios of assets and liabilities at fair value through profit or loss, which are carried at fair value with changes in fair values recorded in the Consolidated Statement of Income. These portfolios include:

•	certain debt and equity investments, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives.
•

certain deposit note liabilities containing extension features, in order to significantly reduce an accounting mismatch between fair value changes in these liabilities and fair value changes in related derivatives.

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value(1)
	As at			For the three months ended			For the nine months ended
($ millions)	July 31 2013	April 30 2013	October 31 2012	July 31 2013	April 30 2013	July 31 2012	July 31 2013	July 31 2012
Investments securities – debt	$ 117	$115	$197	$ (1)	$2	$1	$ 5	$(4)
Deposit note liabilities(2)	169	184	157	8	1	(4)	13	(4)
(1)	These gain and/or loss amounts are recorded in other operating income-other.
(2)	As at July 31, 2013, the Bank was contractually obligated to pay $174 to the holders of the notes at maturity (April 30, 2013 – $181; October 31, 2012 – $149).

(c) Financial instruments – fair value

Fair value of financial instruments

The estimated fair value of loans carried at amortized cost reflects changes in the general level of interest rates that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

–	Canadian fixed rate residential mortgages are fair valued by discounting the expected future contractual cash flows, using management’s best estimate of average market interest rates currently offered for mortgages with similar remaining terms.

–	For all other fixed rate loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term.
–	For all floating rate loans, potential adjustments for credit spread changes are not considered when estimating fair values. Therefore, fair value is assumed to be equal to book value.

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are not adjusted for credit spread changes. Therefore, fair value is assumed to equal book value for these types of deposits.

The estimated fair values of Canadian personal fixed-rate deposits payable on a fixed date are fair valued by discounting the expected future contractual cash outflows, using management’s best estimate of average market interest rates currently offered for deposits with similar remaining terms.

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Deposits under the CMB program are fair valued by discounting expected future contractual cash flows using market observable inputs.

For all other fixed rate deposits, fair value is determined by discounting the expected future contractual cash flows of these deposits at interest rates estimated by using the appropriate currency swap curves for the remaining term.

The following table sets out the fair values of financial instruments of the Bank. The carrying value of non-financial instruments also represents their fair value.

	As at
	July 31, 2013			April 30, 2013			October 31, 2012
($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$52,157	$52,157	–	$55,157	$55,157	–	$47,337	$47,337	$–
Precious metals	7,404	7,404	–	8,786	8,786	–	12,387	12,387	–
Trading assets	101,845	101,845	–	104,266	104,266	–	87,596	87,596	–
Financial assets designated at fair value through profit or loss	117	117	–	115	115	–	197	197	–
Securities purchased under resale agreements and securities borrowed	80,169	80,169	–	85,316	85,316	–	66,189	66,189	–
Derivative financial instruments	26,152	26,152	–	29,906	29,906	–	30,338	30,338	–
Investment securities	35,036	35,036	–	35,646	35,646	–	33,361	33,361	–
Loans	400,899	397,237	3,662	398,680	394,673	4,007	359,091	352,487	6,604
Customers’ liability under acceptances	10,947	10,947	–	10,210	10,210	–	8,932	8,932	–
Other assets	9,304	9,304	–	8,485	8,485	–	8,831	8,831	–
Liabilities:
Deposits	507,562	505,954	(1,608)	520,053	517,896	(2,157)	466,035	463,590	(2,445)
Acceptances	10,947	10,947	–	10,210	10,210	–	8,932	8,932	–
Obligations related to securities sold short	24,572	24,572	–	25,080	25,080	–	18,622	18,622	–
Derivative financial instruments	30,196	30,196	–	33,602	33,602	–	35,299	35,299	–
Obligations related to securities sold under repurchase agreements and securities lent	86,282	86,282	–	80,723	80,723	–	56,968	56,968	–
Subordinated debentures	7,255	7,020	(235)	7,422	7,087	(335)	10,482	10,143	(339)
Capital instrument liabilities	802	650	(152)	1,581	1,389	(192)	1,560	1,358	(202)
Other liabilities	27,932	27,932	–	29,692	29,692	–	29,382	29,382	–

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(d) Fair value hierarchy

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

	As at July 31, 2013
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$9,525	$–	$9,525
Government issued or guaranteed securities – Canada and the US	28,175	–	–	28,175
Government issued or guaranteed securities – Other	7,355	8,324	–	15,679
Corporate and other debt	253	10,009	39	10,301
Income trusts/funds and hedge funds	163	4,385	1,384	5,932
Equity securities	31,393	267	82	31,742
	$67,339	$32,510	$1,505	$101,354
Financial assets designated at fair value through profit or loss	$–	$82	$35	$117

Investment securities(1)
Government issued or guaranteed securities – Canada and the US	$11,686	$899	$–	$12,585
Government issued or guaranteed securities – Other	5,313	6,640	389	12,342
Corporate and other debt	1,071	4,533	415	6,019
Mortgage backed securities	–	293	–	293
Equity securities	2,194	256	1,173	3,623
	$20,264	$12,621	$1,977	$34,862
Derivative financial instruments
Interest rate contracts	$–	$12,171	$62	$12,233
Foreign exchange and gold contracts	2	9,767	39	9,808
Equity contracts	246	790	290	1,326
Credit contracts	–	1,014	30	1,044
Other	467	1,269	5	1,741
	$715	$25,011	$426	$26,152

Liabilities:
Derivative financial instruments
Interest rate contracts	$–	$11,878	$14	$11,892
Foreign exchange and gold contracts	1	8,536	–	8,537
Equity contracts	383	1,913	674	2,970
Credit contracts	–	5,332	29	5,361
Other	520	915	1	1,436
	$904	$28,574	$718	$30,196
Obligations related to securities sold short	$20,432	$4,140	$–	$24,572
Financial liabilities designated at fair value through profit or loss	$–	$169	$–	$169
(1)	Excludes investments which are held-to-maturity of $174.

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	As at April 30, 2013
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$10,435	$–	$10,435
Government issued or guaranteed securities – Canada and the US	31,901	–	–	31,901
Government issued or guaranteed securities – Other	5,206	8,322	–	13,528
Corporate and other debt	232	11,446	39	11,717
Income trusts/funds and hedge funds	192	4,612	1,315	6,119
Equity securities	30,115	142	66	30,323
	$67,646	$34,957	$1,420	$104,023
Financial assets designated at fair value through profit or loss	$–	$81	$34	$115
Investment securities(1)
Government issued or guaranteed securities – Canada and the US	$12,365	$818	$–	$13,183
Government issued or guaranteed securities – Other	4,914	6,836	400	12,150
Corporate and other debt	1,077	4,529	423	6,029
Mortgage backed securities	–	436	–	436
Equity securities	2,338	130	1,206	3,674
	$20,694	$12,749	$2,029	$35,472
Derivative financial instruments
Interest rate contracts	$–	$16,483	$22	$16,505
Foreign exchange and gold contracts	13	9,451	39	9,503
Equity contracts	228	755	324	1,307
Credit contracts	–	1,021	20	1,041
Other	506	1,044	–	1,550
	$747	$28,754	$405	$29,906
Liabilities: Derivative financial instruments
Interest rate contracts	$–	$15,839	$15	$15,854
Foreign exchange and gold contracts	13	8,483	–	8,496
Equity contracts	284	1,235	716	2,235
Credit contracts	–	5,616	25	5,641
Other	398	978	–	1,376
	$695	$32,151	$756	$33,602
Obligations related to securities sold short	$20,581	$4,499	$–	$25,080
Financial liabilities designated at fair value through profit or loss	$–	$184	$–	$184
(1)	Excludes investments which are held-to-maturity of $174.

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	As at October 31, 2012
($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$12,857	$–	$12,857
Government issued or guaranteed securities – Canada and the US	23,364	–	–	23,364
Government issued or guaranteed securities – Other	4,974	6,257	–	11,231
Corporate and other debt	110	9,482	37	9,629
Income trusts/funds and hedge funds	167	4,348	1,281	5,796
Equity securities	24,477	87	55	24,619
	$53,092	$33,031	$1,373	$87,496
Financial assets designated at fair value through profit or loss	$–	$165	$32	$197
Investment securities(1)
Government issued or guaranteed securities – Canada and the US	$11,312	$561	$–	$11,873
Government issued or guaranteed securities – Other	2,958	8,117	270	11,345
Corporate and other debt	886	5,305	481	6,672
Mortgage backed securities	–	126	–	126
Equity securities	1,938	146	1,071	3,155
	$17,094	$14,255	$1,822	$33,171
Derivative financial instruments
Interest rate contracts	$–	$17,889	$5	$17,894
Foreign exchange and gold contracts	38	8,824	98	8,960
Equity contracts	535	156	216	907
Credit contracts	–	972	45	1,017
Other	545	997	7	1,549
	$1,118	$28,838	$371	$30,327
Liabilities:
Derivative financial instruments
Interest rate contracts	$–	$17,377	$9	$17,386
Foreign exchange and gold contracts	43	8,178	–	8,221
Equity contracts	1,441	640	613	2,694
Credit contracts	–	5,187	164	5,351
Other	476	1,171	–	1,647
	$1,960	$32,553	$786	$35,299
Obligations related to securities sold short	$14,778	$3,844	$–	$18,622
Financial liabilities designated at fair value through profit and loss	$–	$157	$–	$157
(1)	Excludes investments which are held-to-maturity of $190.

Level 3 instrument fair value changes

The following tables summarize changes in Level 3 instruments:

	As at July 31, 2013
($ millions)	Trading assets(1)	Derivative financial instruments		Investment securities
Balance as at April 30, 2013	$1,454	$(351	)(2)	$2,029
Gains (losses) recorded in net income(3)	89	33		17
Gains (losses) recorded in other comprehensive income	–	1		26
Purchases and new transactions	23	16		182
Sales and maturities	(26)	(8)		(216)
Transfers into/out of Level 3	–	17		(61)
Balance as at July 31, 2013	$1,540	$(292	)(2)	$1,977

	As at April 30, 2013
($ millions)	Trading assets(1)	Derivative financial instruments		Investment securities
Balance as at January 31, 2013	$1,472	$(495	)(2)	$2,034
Gains (losses) recorded in net income(3)	38	43		33
Gains (losses) recorded in other comprehensive income	–	–		7
Purchases and new transactions	22	(95)		141
Sales and maturities	(78)	92		(188)
Transfers into/out of Level 3	–	104		2
Balance as at April 30, 2013	$1,454	$(351	)(2)	$2,029
(1)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(2)	Represents a net liability.
(3)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

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Level 3 sensitivity analysis

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments. Included in the Bank’s Level 3 available-for-sale securities are certain hedge funds, illiquid debt instruments, non-quoted equity investments and structured credit investments. The unobservable inputs used in the valuation of these securities primarily include the correlation of default, certain bond yields, as well as the timing and amount of cash flows. A sensitivity analysis has been performed to determine the potential gain or loss by varying the different assumptions by different amounts (for example, varying bond yields by +/- 2%). For these securities, the impact of applying these other reasonably possible assumptions is a potential gain of $19 million (April 30, 2013 – $20 million) and a potential loss of $47 million (April 30, 2013 – $51 million). The component of this potential gain that would be recorded through other comprehensive income is $12 million (April 30, 2013 – $13 million) and potential loss is $30 million (April 30, 2013 – $34 million). Included in the Bank’s Level 3 derivative instruments, trading securities and obligations related to securities sold short are unfunded synthetic collateralized debt obligations, certain interest rate swaps and equity options, and equity investments that are not quoted in an active market. The unobservable inputs used in the valuation of these instruments primarily include the correlation of default, and equity option volatilities. A sensitivity analysis has been performed on these valuations by varying the different assumptions by different amounts (for example, varying the implied volatility by +/- 3%). For the Bank’s trading securities, derivative instruments and obligations related to securities sold short, the impact of applying these other reasonably possible assumptions is a potential net gain of $74 million (April 30, 2013 – $72 million) and a potential net loss of $75 million (April 30, 2013 – $73 million).

Significant transfers

Significant transfers can occur between the fair value hierarchy levels due to additional or new information becoming available regarding valuation inputs and their observability. During the three months ended July 31, 2013, derivative liabilities of $41 million were transferred from Level 3 to Level 2 and derivative liabilities of $24 million were transferred to Level 3 from Level 2. Investment securities of $61 million were transferred from level 3 to level 2.

During the three months ended April 30, 2013, derivative assets of $23 million were transferred from Level 2 to Level 3. Derivative liabilities of $81 million were transferred to Level 2 from Level 3.

All transfers were as a result of new information being obtained on the observability of the inputs used in valuation.

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22.	Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at July 31, 2013
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to three years	Three to five years	Over five years	No specific maturity	Total

Assets
Cash and deposits with financial institutions and precious metals	$46,859	$1,377	$192	$140	$51	$39	$7	$6	$10,890	$59,561
Trading assets	6,078	4,501	5,562	4,037	3,306	17,622	8,472	14,605	37,662	101,845
Financial assets designated at fair value through profit or loss	–	14	–	–	–	67	–	–	36	117
Securities purchased under resale agreement and securities borrowed	64,189	9,238	2,817	2,571	1,242	112	–	–	–	80,169
Derivative financial instruments	1,080	1,413	2,038	1,198	764	5,571	4,061	10,027	–	26,152
Investment securities	2,157	2,344	3,406	1,414	1,832	12,503	4,696	2,485	4,199	35,036
Loans	26,213	21,895	20,688	15,410	24,693	128,679	90,792	25,172	42,695	397,237
Customers liabilities under acceptance	8,612	2,206	129	–	–	–	–	–	–	10,947
Other assets	–	–	–	–	–	–	–	–	31,561	31,561

Liabilities and equity
Deposits	67,595	58,640	50,118	19,899	16,900	70,221	33,813	6,308	182,460	505,954
Acceptances	8,612	2,206	129	–	–	–	–	–	–	10,947
Obligations related to securities sold short	218	937	500	641	726	8,177	5,520	4,321	3,532	24,572
Derivative financial instruments	1,243	1,866	2,197	1,670	982	6,102	4,651	11,485	–	30,196
Obligations related to securities sold under repurchase agreements and securities lent	74,073	4,757	4,342	2,991	119	–	–	–	–	86,282
Subordinated debentures	–	250	–	–	–	–	105	6,701	(36)	7,020
Capital instruments	–	–	–	–	–	–	–	–	650	650
Other liabilities	610	558	357	308	202	2,606	1,827	3,017	22,192	31,677
Total equity	–	–	–	–	–	–	–	–	45,327	45,327

Off-Balance sheet commitments
Operating leases	24	52	76	75	71	458	302	525	–	1,583
Credit commitments(1)	1,147	5,173	9,876	10,343	13,163	33,575	32,920	13,409	5	119,611
Financial guarantees(2)	–	–	–	–	–	–	–	–	25,178	25,178
Outsourcing obligations	20	40	59	60	59	407	280	36	1	962
(1)	Includes the undrawn component of committed credit and liquidity facilities.
(2)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

64    Scotiabank Third Quarter Report 2013

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at April 30, 2013
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to three years	Three to five years	Over five years	No specific maturity	Total

Assets
Cash and deposits with financial institutions and precious metals	$48,454	$1,223	$513	$176	$599	$888	$5	$3	$12,082	$63,943
Trading assets	6,043	6,738	3,796	3,699	2,482	18,022	10,066	16,987	36,433	104,266
Financial assets designated at fair value through profit or loss	–	–	14	–	–	67	–	–	34	115
Securities purchased under resale agreement and securities borrowed	65,983	10,555	4,060	1,989	2,627	102	–	–	–	85,316
Derivative financial instruments	1,615	1,814	890	955	1,317	6,001	4,575	12,739	–	29,906
Investment securities	2,391	3,137	3,153	2,034	1,191	10,704	6,015	3,349	3,672	35,646
Loans	28,537	21,597	21,124	17,725	16,057	128,448	90,478	28,680	42,027	394,673
Customers liabilities under acceptance	7,917	2,139	154	–	–	–	–	–	–	10,210
Other assets	–	–	–	–	–	–	–	–	30,081	30,081

Liabilities and equity
Deposits	$86,462	$51,127	$45,479	$30,903	$19,990	$64,563	$34,303	$6,163	$178,906	$517,896
Acceptances	7,917	2,139	154	–	–	–	–	–	–	10,210
Obligations related to securities sold short	367	281	519	191	932	5,769	4,629	5,568	6,824	25,080
Derivative financial instruments	2,093	1,932	910	1,023	1,712	6,273	5,209	14,450	–	33,602
Obligations related to securities sold under repurchase agreements and securities lent	67,115	5,438	2,905	2,974	2,288	3	–	–	–	80,723
Subordinated debentures	–	–	250	–	–	–	103	6,696	38	7,087
Capital instruments	–	–	–	–	–	–	–	–	1,389	1,389
Other liabilities	909	659	493	417	252	1,911	2,169	3,353	23,799	33,962
Total equity	–	–	–	–	–	–	–	–	44,207	44,207

Off-Balance sheet commitments
Operating leases	$25	$49	$73	$71	$69	$432	$300	$534	$–	$1,553
Credit commitments(1)	1,172	6,137	7,908	8,622	12,174	30,462	40,564	4,569	5	111,613
Financial guarantees(2)	–	–	–	–	–	–	–	–	24,727	24,727
Outsourcing obligations(3)	20	41	60	59	61	430	282	70	1	1,024
(1)	Includes the undrawn component of committed credit and liquidity facilities.
(2)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(3)	Amounts have been restated to conform with current period presentation.

	As at October 31, 2012
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to three years	Three to five years	Over five years	No specific maturity	Total

Assets
Cash and deposits with financial institutions and precious metals	$40,256	$812	$221	$136	$424	$854	$9	$53	$16,959	$59,724
Trading assets	6,242	5,704	2,249	2,080	3,155	15,902	8,074	13,674	30,516	87,596
Financial assets designated at fair value through profit or loss	–	–	–	16	14	74	61	–	32	197
Securities purchased under resale agreement and securities borrowed	51,252	9,100	3,213	2,103	324	–	–	–	197	66,189
Derivative financial instruments	1,452	2,049	1,089	1,446	653	6,894	5,262	11,493	–	30,338
Investment securities	1,901	1,802	2,179	1,154	1,150	13,103	6,068	2,848	3,156	33,361
Loans	23,992	16,062	17,541	18,511	16,991	107,175	87,198	24,042	40,975	352,487
Customers liabilities under acceptance	6,696	1,932	299	5	–	–	–	–	–	8,932
Other assets	–	–	–	–	–	–	–	–	29,220	29,220

Liabilities and equity
Deposits(1)	$78,770	$49,434	$34,850	$22,715	$23,736	$64,819	$34,129	$5,446	$149,691	$463,590
Acceptances	6,696	1,932	299	5	–	–	–	–	–	8,932
Obligations related to securities sold short(1)	465	240	321	297	457	4,432	3,447	5,203	3,760	18,622
Derivative financial instruments(1)	2,184	2,670	1,370	1,779	1,108	7,252	6,610	12,326	–	35,299
Obligations related to securities sold under repurchase agreements and securities lent(1)	49,727	971	2,931	2,405	13	921	–	–	–	56,968
Subordinated debentures(1)	–	–	–	–	250	–	–	9,893	–	10,143
Capital instruments(1)	–	–	–	–	–	–	–	–	1,358	1,358
Other liabilities(1)	954	–	1,659	411	212	1,706	1,549	2,547	22,715	31,753
Total equity	–	–	–	–	–	–	–	–	41,379	41,379

Off-Balance sheet commitments
Operating leases	$24	$49	$72	$70	$68	$449	$306	$507	$–	$1,545
Credit commitments(2)	2,096	3,029	8,038	9,723	13,703	28,544	41,814	2,593	–	109,540
Financial guarantees(3)	–	–	–	–	–	–	–	–	23,269	23,269
Outsourcing obligations	15	32	46	46	46	140	13	–	–	338
(1)	Amounts have been restated to conform with current period presentation.
(2)	Includes the undrawn component of committed credit and liquidity facilities.
(3)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Scotiabank Third Quarter Report 2013    65

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

23.	Business combinations

Acquisition of ING DIRECT

On November 15, 2012, the Bank acquired 100% of the issued and outstanding common shares of ING Bank of Canada (ING DIRECT) for cash consideration of $3,126 million. ING DIRECT, a Canadian chartered bank, primarily offers personal banking products. ING DIRECT forms part of the Canadian Banking business segment. The acquisition broadens the Bank’s funding base while supporting the Bank’s overall growth objectives.

The estimates for the fair values of all acquired assets and assumed liabilities, including intangible assets continue to be refined and therefore subsequent adjustments during the measurement period may occur.

Estimated fair value recognized on acquisition ($ millions)
Assets
Cash and deposits with financial institutions	$582
Securities purchased under resale agreements and securities borrowed	3,550
Derivative financial instruments	21
Investment securities	4,565
Loans	30,808
Property and equipment	20
Other assets	309
$39,855
Liabilities
Deposits	$37,029
Derivative financial instruments	62
Obligations related to securities sold under repurchase agreements and securities lent	492
Other liabilities	687
$38,270
Net fair value of identifiable assets and liabilities, other than intangible assets	1,585
Goodwill and intangible assets arising on acquisition	1,541
Cash purchase consideration transferred	$3,126

Intangible assets primarily relate to core deposits, software and other benefits from contractual agreements. Goodwill largely reflects ING DIRECT’s unique platform and future growth prospects.

To determine the fair value of the purchased loans, an aggregate credit mark adjustment of $40 million was established (incurred loss mark of $11 million and a future expected loss mark of $29 million) relating to $13.9 billion of uninsured loans. This adjustment captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. There were no loans acquired at deep discount within the purchased loan portfolio.

Since the date of acquisition, the contribution of ING DIRECT to the Bank’s total revenue and net income was $377 million and $148 million, respectively, including greater benefit from the value of customer deposits. If the acquisition had occurred on November 1, 2012, management estimates that these amounts would not have been significantly different.

Withdrawal of proposed acquisition in Bank of Guangzhou

Since announcing the proposed investment in September of 2011, Scotiabank and the City of Guangzhou have re-evaluated the proposed partnership in light of changing conditions. As a result, on July 12, 2013 the Bank announced that it has withdrawn its application to acquire a 19.99% stake in the Bank of Guangzhou.

24.	Events after the Consolidated Statement of Financial Position date

Dividend declared

The Board of Directors, at its meeting on August 26, 2013, approved a quarterly dividend of 62 cents per common share. This quarterly dividend applies to shareholders of record as of October 1, 2013, and is payable October 29, 2013.

Approval of interim financial statements

The Board of Directors reviewed the July 31, 2013 condensed interim consolidated financial statements and authorized them for issue on August 27, 2013.

66    Scotiabank Third Quarter Report 2013

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2013

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 2	January 29
April 2	April 26
July 2	July 29
October 1	October 29

Annual Meeting date for fiscal 2013

The Annual Meeting for the fiscal year 2013 is scheduled for April 8, 2014, in Kelowna, British Columbia, Canada.

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on August 27, 2013, at 2:30 pm EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from August 28, 2013, to September 11, 2013, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4584495#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.

Telephone: (416) 933-1344

Fax: (416) 866-4988

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Shareholders (continued):

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank Third Quarter Report 2013    67

The Bank of Nova Scotia is incorporated in Canada with limited liability.